ANNUAL MEETING
FEBRUARY 25, 2003

BANK OF MONTREAL NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS
AND PROXY CIRCULAR

TABLE OF CONTENTS

Invitation to Shareholders	1
Notice of Annual Meeting of Shareholders	2
Proxy Circular
Q&A on Proxy Voting	3
Business of the Meeting	5
Nominees for Election to Board of Directors	6
Board of Directors Compensation/Attendance	10
Reports
Audit Committee	12
Conduct Review Committee	13
Governance Committee	14
Risk Review Committee	15
Human Resources and Management Compensation
Committee on Executive Compensation	16
Executive Compensation	20
Directors, Executive Officers and Senior Officers — Indebtedness	24
Performance Graph	25
Directors’ and Officers’ Insurance	25
Additional Information	25
Directors’ Approval	25
Schedule 1 — Governance Procedures and Charter of Expectations for Directors	26
Schedule 2 — Shareholder Proposals	31

INVITATION TO SHAREHOLDERS

Please accept my invitation to join our Board of Directors and senior leadership team at the next annual meeting of your BMO Financial Group on February 25, 2003 at the Fairmont Château Laurier in Ottawa — the perfect historical setting for an organization that is currently celebrating 185 years in the business (and which hasn’t missed a dividend payment since 1829).

As one of the owners of BMO Financial Group — our new name for a new century, and one that better reflects the breadth of what we do today — this is your opportunity to receive a first-hand accounting of BMO’s performance over 2002, along with the plans we have set in motion for the year ahead. Should you have any questions, this is the best time and place to get answers.

     If you cannot attend the annual meeting in person, I urge you to make your vote count by exercising the power of your proxy, which is fully explained in the attached Proxy Circular. In preparation, you may wish to consult our corporate web site at www.bmo.com, which includes the full text of the Annual Report 2002, plus quarterly results, presentations that we have made to the investment community, and other information that may be of use or interest.

     One way or another, your participation will be welcome at this historical annual meeting. Your vote will count.

Sincerely,

/s/ Tony Comper
Tony Comper
Chairman and Chief Executive Officer
BMO Financial Group
January 6, 2003

BANK OF MONTREAL PROXY CIRCULAR 1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2003 Annual Meeting of Shareholders will commence at 9:30 a.m. (Eastern Standard Time) on Tuesday, February 25, 2003 in the Ballroom, Fairmont Château Laurier, 1 Rideau Street, Ottawa, Ontario, and will have the following purposes:

1.	To receive the financial statements of the Bank for the year ended October 31, 2002 and the auditors’ report on those statements;

2.	To elect the Board of Directors for 2003;

3.	To appoint auditors for 2003;

4.	To consider and, if thought fit, to approve a resolution amending the Stock Option Plan by increasing the number of Common Shares reserved for issuance under the Plan from 54,200,000 to 59,200,000;

5.	To consider shareholder proposals, attached as Schedule 2 of the Proxy Circular; and

6.	To transact any other business properly before the meeting.

Shareholders as at January 6, 2003 will be entitled to vote at the meeting. The number of eligible votes* that may be cast at this meeting is 494,585,740, such number being the total number of Common Shares of the Bank outstanding on January 6, 2003.

     If you cannot attend the meeting in person, please complete the enclosed form of proxy and return it in the postage prepaid envelope provided or fax it to 1-866-249-7775 within Canada and the United States or 416-263-9524 for all other countries. For your vote to be recorded, your proxy must be in the hands of Computershare Trust Company of Canada, by fax at the above noted numbers, or by mail at its Toronto office, no later than 5:00 p.m. (Eastern Standard Time) on Monday, February 24, 2003.

By order of the Board of Directors,

/s/ Velma J. Jones
Velma J. Jones
Vice-President and Secretary
January 6, 2003

* The actual number of eligible votes may be less due to voting restrictions set forth in the Bank Act.

2 BANK OF MONTREAL PROXY CIRCULAR

PROXY CIRCULAR

All information is as at December 31, 2002, unless otherwise indicated.

Q&A on Proxy Voting

Q:	What am I voting on?
A:	Shareholders are voting on the election of directors to the Board of the Bank for 2003, the appointment of auditors for the Bank for 2003, an amendment to the Stock Option Plan, and shareholder proposals.

Q:	Who is entitled to vote?
A:	Shareholders as of the close of business on January 6, 2003 are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual Meeting of Shareholders, except shares of the Bank which are beneficially owned by: the Government of Canada or of a province or any of their agencies; or the government of a foreign country or any political subdivision thereof or any of its agencies; or any person who has acquired more than 10% of any class of shares of the Bank without the approval of the Minister of Finance.

If you acquired your shares after January 6, 2003, please refer to the answer to the question “What if ownership of shares has been transferred after January 6, 2003?” to determine how you may vote such shares.

Q:	How do I vote?
A:	There are two ways you can vote your shares if you are a registered shareholder. You may vote in person at the meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the meeting. If your shares are held in the name of a nominee, please see the shaded box on page 4 for voting instructions.

Q:	What if I plan to attend the meeting and vote in person?
A:	If you are a registered shareholder and plan to attend the meeting on February 25, 2003 and wish to vote your shares in person at the meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting. If your shares are held in the name of a nominee, please see the shaded box on page 4 for voting instructions.

Q:	Who is soliciting my proxy?
A:	The enclosed form of proxy is being solicited by Bank of Montreal and the associated costs will be borne by the Bank. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by employees of the Bank and/or Computershare Trust Company of Canada. The Bank will also use the services of an outside agency, Georgeson Shareholder Communications Canada, Inc., to solicit proxies, at a cost of $32,500.

Q:	What if I sign the form of proxy enclosed with this circular?
A:	Signing the enclosed form of proxy gives authority to Tony Comper or Blair MacAulay, each of whom is a director of the Bank, or to another person you have appointed, to vote your shares at the meeting.

Q:	Can I appoint someone other than these directors to vote my shares?
A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. Note, however, that the terms of the Bank Act disallow voting by persons representing those entities referred to in the answer to the question “Who is entitled to vote?”

It is important to ensure that any other person you appoint is attending the meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q:	What do I do with my completed proxy?
A:	Return it to the Bank’s transfer agent, Computershare Trust Company of Canada, in the envelope provided, or by fax to 1-866-249-7775 within Canada and the United States or 416-263-9524 for all other countries, so that it arrives no later than 5:00 p.m. (Eastern Standard Time) on Monday, February 24, 2003. This will ensure that your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?
A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered either to the head office of the Bank no later than 5:00 p.m. (Eastern Standard Time) on Monday, February 24, 2003 or to the Chairman on the day of the meeting, February 25, 2003, or any adjournment of the meeting.

Q:	How will my shares be voted if I give my proxy?
A:	The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the election of directors to the Board, the appointment of auditors, the resolution amending the Stock Option Plan, and against the shareholder proposals as set out in Schedule 2 of this Proxy Circular.

BANK OF MONTREAL PROXY CIRCULAR 3

Q&A on Proxy Voting (continued)

Q:	What if amendments are made to these matters or if other matters are brought before the meeting?
A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders and with respect to other matters which may properly come before the meeting.
As of the time of printing of this Proxy Circular, management of the Bank knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q:	How many shares are entitled to vote?
A:	As of January 6, 2003,there were outstanding 494,585,740 Common Shares of the Bank. Subject to the terms Bank Act restricting the voting of shares (see “Who is entitled to vote?” on page 3), each registered shareholder has one vote for each Common Share held at the close of business on January 6, 2003.

Q:	What if ownership of shares has been transferred after January 6, 2003?
A:	The person who acquired such shares after January 6, 2003 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Bank no later than 5:00 p.m. (Eastern Standard Time) on Friday, February 14, 2003 that his or her name be included in the list of shareholders before the meeting in order to be entitled to vote these shares at the meeting.

Q:	How will the votes be counted?
A:	Except as provided in the Bank Act, each question brought before the meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the meeting is entitled to a second or casting vote.

Q:	Who counts the votes?
A:	The Bank’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Bank to preserve the confidentiality of individual shareholder votes. Proxies are referred the Bank only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?
A:	You can contact the transfer agent by mail at:
Computershare Trust Company of Canada Proxy Department P.O. Box 4599, Station A Toronto, Ontario M5W 4Y4 or by telephone:
• within Canada and the United States at 1-800-332-0095 • all other countries (514) 982-7800

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?
A:	There are two ways you can vote your shares held by your nominee. As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold.

For your shares to be voted for you, please follow the voting instructions provided by your nominee.

Since the Bank has limited access to the names of its non-registered shareholders, if you attend the meeting the Bank may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as proxyholder and return same in the envelope provided. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.

Q:	What is the final date to submit a shareholder proposal for the 2004 Annual Meeting?
A:	The final date for submitting shareholder proposals to the Bank is November 27, 2003.

4 BANK OF MONTREAL PROXY CIRCULAR

BUSINESS OF THE MEETING

1.     Financial Statements

The Consolidated Financial Statements for the year ended October 31, 2002 are included in the Annual Report 2002 mailed to shareholders with the Notice of Annual Meeting of Shareholders and Proxy Circular.

2.     Election of the Board of Directors

The 15 nominees proposed for election as directors of the Bank are listed beginning on page 6. All are currently directors of the Bank. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed.

     Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed beginning on page 6. If, for any reason at the time of the meeting any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

3.     Appointment of Auditors

The directors propose that the firm of KPMG LLP and the firm of PricewaterhouseCoopers LLP be appointed as auditors of the Bank for the 2003 fiscal year. During the five financial years ended October 31, 2002, KPMG LLP and PricewaterhouseCoopers LLP (formerly Coopers & Lybrand) have served as the Bank’s auditors. KPMG LLP and PricewaterhouseCoopers LLP or their predecessor firms have served continuously since 1990 and 1993, respectively, and have also served during various prior periods.

     For fiscal 2002, fees for audit and audit related services provided by the auditors for the Bank and its subsidiaries were $6.4 million and $1.1 million, respectively (fiscal 2001 $5.8 million and $3.2 million). Non-audit fees paid to the auditors relating to tax planning and compliance, internal control, risk management, project management and other advisory services were $38.7 million (fiscal 2001 $26.9 million), including $32.1 million (fiscal 2001 $14.7 million) paid to PwC Consulting prior to October 1, 2002. Effective October 1, 2002 PricewaterhouseCoopers LLP sold its consulting practice, PwC Consulting, to IBM.

     As discussed in the Report of the Audit Committee on page 12, the Committee has reviewed the nature of non-audit services provided by the auditors to ensure they are consistent with maintaining the auditors’ independence.

4.     Amendment to Stock Option Plan

The purpose of the Stock Option Plan is to align incentives for management with the results realized by shareholders while providing competitive compensation arrangements that reward the creation of shareholder value over the long-term. The Plan was amended for fiscal 2000 to enhance the competitiveness of the Plan’s vesting conditions and establish share price hurdles that would need to be achieved in order for options to become exercisable. Details of the current Plan are included in the Report of the Human Resources and Management Compensation Committee on Executive Compensation.

     BMO Financial Group adheres to prudent governance standards regarding the use of options as an element of compensation and maintains a leadership position in tying equity awards to share price performance. Specifically:

•	Options do not vest immediately but vest over a period of four years at 25% per year.

•	All executives have a portion of their stock options that can only be exercised, once they vest, when either a 50% or a 100% increase in share price is realized. For senior executives, 33% of their stock option grants must satisfy the 50% price increase and 34% must satisfy the 100% price increase. To the best of the Bank’s knowledge, the Bank is the only bank in Canada that has this requirement.

•	The Bank maintains the total number of Common Shares reserved for the Plan, minus those options that have been exercised, to 9.5% or less of the total number of issued and outstanding Common Shares of the Bank. This reduces the future dilutive effects of stock options on share value.

•	Stock options are granted to all executives. This practice does not result in any significant concentration for any officer.

For fiscal 2003, the Human Resources and Management Compensation Committee approved a significant shift in the mix of executive compensation. The changes reduce the annual use of stock options by approximately two-thirds with corresponding increases in the short- and medium-term components of total compensation. These changes applied to the December 2002 stock option grants for executives for fiscal 2003 and resulted in a total option grant of less than 1% of the shares outstanding.

     It is proposed to increase the number of Common Shares of the Bank which may be issued pursuant to the exercise of options under the Plan by an additional 5,000,000 shares. Under the Plan, 54,200,000 shares are currently authorized. This amendment to the Plan was approved by the Board subject to shareholder and regulatory approvals. As of December 31, 2002, 1,110,054 stock options remain available for grant, which is insufficient for next year’s grants.

     If approved by the shareholders, the total number of Common Shares reserved for the Plan, minus options that have been exercised, would represent less than 9.07% of the total number of issued and outstanding Common Shares of the Bank.

     As of December 31, 2002, a net total of 53,089,946 options have been granted to participants in the Plan, taking into account options which have been forfeited or cancelled. Since the Plan was adopted, options exercised resulted in the issuance of 14,366,842 Common Shares.

     As the amendment to increase the number of shares issuable under the Plan must be approved by a majority of votes cast at the meeting, the following resolution is presented for consideration at the meeting:

     “THAT an amendment to the Bank’s Stock Option Plan to provide that the number of Common Shares of Bank of Montreal issuable pursuant to the exercise of options under the Bank’s Stock Option Plan be increased by an additional 5,000,000 Common Shares is hereby approved.”

5.     Shareholder Proposals

Shareholder proposals submitted for the consideration of shareholders are attached as Schedule 2 to this Proxy Circular.

BANK OF MONTREAL PROXY CIRCULAR 5

NOMINEES FOR ELECTION TO BOARD OF DIRECTORS

Stephen E. Bachand
Ponte Vedra Beach, Florida

Director since
July 1, 1999

Common Shareholdings:	28,200
Deferred Share Units:	7,703
Options:	7,500

Stephen Bachand, a Corporate Director, is the former President and Chief Executive Officer of Canadian Tire Corporation, Limited. He currently serves on the boards of Canadian Pacific Railway Limited and Fairmont Hotels & Resorts Inc. He graduated from Williams College in Williamstown, Massachusetts with a B.A. and from the Darden School of the University of Virginia with an M.B.A.

     Mr. Bachand chairs the Bank’s Human Resources and Management Compensation Committee and is a member of its Executive and Governance Committees.

David R. Beatty, O.B.E.
Toronto, Ontario

Director since
January 20, 1992

Common Shareholdings:	4,000
Deferred Share Units:	11,118
Options:	7,500

David Beatty is Chairman and Chief Executive Officer of Beatinvest Limited, a holding company, and is the former Chairman and Chief Executive Officer of Old Canada Investment Corporation Limited, an investment management company. Mr. Beatty is a director of First Service Corporation, Garbell Holdings Limited, Goldcorp, and Thistle Mining. He is Professor of Strategic Management and director of the Clarkson Centre for Business Ethics and Board Effectiveness at the University of Toronto’s Rotman School of Management. Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E. A graduate in economics from Trinity College of the University of Toronto, he was a Nuffield Scholar at Queen’s College, Cambridge, where he obtained an M.A.

     Mr. Beatty chairs the Bank’s Risk Review Committee and is a member of its Executive and Governance Committees.

Robert Chevrier, F.C.A.
Ile des Sœurs, Quebec

Director since
February 29, 2000

Common Shareholdings:	10,000
Preferred Shareholdings:	2,000
(Class B, Series 4)
Deferred Share Units:	4,667
Options:	7,500

Robert Chevrier is President of Roche Management Co. Inc., a holding and investment company. He was formerly Chairman and Chief Executive Officer of Rexel Canada Inc. He also serves as a director of G.T.C. Transcontinental Group Ltd., Les Boutiques San Francisco Inc. and Richelieu Hardware Ltd. He is a graduate of Concordia University and is a Chartered Accountant.

     Mr. Chevrier is a member of the Bank’s Audit and Conduct Review Committees and a director of The Pension Fund Society of Bank of Montreal.

F. Anthony Comper
Toronto, Ontario

Director since
January 15, 1990

Common Shareholdings:	70,670
Deferred Stock Units*:	199,698

Tony Comper is Chairman and Chief Executive Officer of BMO Financial Group. He was appointed Chief Executive Officer in February 1999 and Chairman in July 1999. In over three decades with the Bank, he has served in virtually all its major operating areas. Mr. Comper serves on the Board of Directors of the Bank and of its subsidiaries, Harris Bankcorp, Inc., Harris Trust and Savings Bank, and BMO Nesbitt Burns Corporation Limited. He is Vice-Chair of the C.D. Howe Institute, a director of Catalyst — New York, Chair of Catalyst’s Canadian Board of Advisors, Member of the North American Policy Committee of the Canadian Council of Chief Executives and Member of the International Business Leaders Advisory Council of the Mayor of Beijing. Mr. Comper also serves as Chair of the Campaign for the University of Toronto.

Notes

Common and Preferred Shareholdings of the Bank over which control or direction is exercised are as at December 31, 2002.

Deferred Share Units and Options are as at December 31, 2002. For a description of Deferred Share Units and Options under the non-officer director plans see Board of Directors Compensation/Attendance on pages 10 and 11.

*Mr. Comper does not receive compensation for his services as director and he is not entitled to receive Deferred Share Units or Options under the non-officer director plans, both as described on pages 10 and 11. Mr. Comper received Deferred Stock Units under the Bank’s Deferred Stock Unit Plan, Performance Share Units under the Bank’s Mid-Term Incentive Plan and Options under the Bank’s Stock Option Plan, as described in the Report of the Human Resources and Management Compensation Committee on Executive Compensation.

6 BANK OF MONTREAL PROXY CIRCULAR

David A. Galloway
Toronto, Ontario

Director since
February 24, 1998

Common Shareholdings:	2,000
Deferred Share Units:	9,857
Options:	7,500

David Galloway, a Corporate Director, is the former President and Chief Executive Officer of Torstar Corporation. He is Chairman of the Board of Trustees of the Hospital for Sick Children and serves on the following public company boards: Corel Corporation, Toromont Industries Ltd., E.W. Scripps Company and Bankmont Financial Corp. Mr. Galloway has a B.A. (Hons.) in political science and economics from the University of Toronto, and an M.B.A. from Harvard Business School.

     Mr. Galloway is a member of the Bank’s Risk Review Committee and Human Resources and Management Compensation Committee.

Eva Lee Kwok
Vancouver, British Columbia

Director since
September 14, 1999

Common Shareholdings:	1,000
Deferred Share Units:	6,240
Options:	7,500

Eva Lee Kwok is Chair and Chief Executive Officer of Amara International Investment Corp., a private corporation with diversified interests focused on real estate and land development, cross-cultural management and strategic partnerships. She also serves as a director of the following public companies: Air Canada, Husky Energy Inc., Telesystem International Wireless Inc. and CK Life Sciences Int’l., (Holdings) Inc. Mrs. Kwok has an M.Sc. in nutrition from King’s College, University of London.

     Mrs. Kwok is a member of the Bank’s Audit and Conduct Review Committees.

J. Blair MacAulay
Oakville, Ontario

Director since
December 13, 1971

Common Shareholdings:	20,000
Deferred Share Units:	18,751
Options:	7,500

Blair MacAulay is of Counsel to Fraser Milner Casgrain LLP, Barristers and Solicitors, Toronto. He also serves on the boards of The Great-West Life Assurance Company, London Life Insurance Company and Great-West Lifeco Inc. Mr. MacAulay was called to the bar of Manitoba in 1960 and Ontario in 1977.

     As Chair of the Bank’s Governance Committee, Mr. MacAulay is Lead Director of the Board of the Bank. He is also a member of the Executive and Human Resources and Management Compensation Committees.

Hon. Frank McKenna,
P.C., Q.C.
Cap Pelé, New Brunswick

Director since
February 24, 1998

Common Shareholdings:	1,000
Deferred Share Units:	9,601
Options:	7,500

Frank McKenna is Counsel with the Atlantic law firm of McInnes Cooper in Moncton and is the former Premier of New Brunswick (1987—1997). He holds the following corporate directorships: CanWest Global Communications Corp., Noranda Inc., General Motors of Canada Ltd., Shoppers Drug Mart, UPS and Zenon Environmental Inc. In addition, Mr. McKenna participates in volunteer activities and continues to promote economic development in the Atlantic region. Mr. McKenna holds a B.A. from St. Francis Xavier University, carried out postgraduate studies in political science at Queen’s University and received his law degree from the University of New Brunswick.

     Mr. McKenna chairs the Bank’s Conduct Review Committee, is a member of the Audit Committee and is a director of The Pension Fund Society of Bank of Montreal.

BANK OF MONTREAL PROXY CIRCULAR 7

NOMINEES FOR ELECTION TO BOARD OF DIRECTORS

Bruce H. Mitchell
Toronto, Ontario

Director since
August 17, 1999

Common Shareholdings:	20,000
Deferred Share Units:	6,728
Options:	7,500

Bruce Mitchell is Chairman and Chief Executive Officer of Permian Industries Limited, a Toronto-based management and holding company with interests in the North American auto parts, food processing and technology industries. Mr. Mitchell has served on the board and executive committees of Ridley College and UNICEF Canada, is a counsellor of Queen’s University and is a director of GSW Inc. and The Canadian Institute for Advanced Research. He holds a B.Sc. from Queen’s University and an M.B.A. from Harvard University.

     Mr. Mitchell is a member of the Bank’s Risk Review and Governance Committees.

Philip S. Orsino, F.C.A.
Caledon, Ontario

Director since
July 1, 1999

Common Shareholdings:	7,500
Deferred Share Units:	4,282
Options:	7,500

Philip Orsino is President and Chief Executive Officer of Masonite International Corporation (formerly Premdor Inc.), an integrated global building products company, with operating facilities in North America, South America, Europe, Asia and Africa. Mr. Orsino is an active volunteer and is involved in many community activities. He currently serves as a member of the board and Chairman of the Finance and Audit Committee of the University Health Network. A published author and member of the Young Presidents’ Organization, Mr. Orsino won the 1998 Entrepreneur of the Year Award for Manufacturing sponsored by Ernst & Young International. He currently serves as a director of Clairvest Group Inc. and The Institute for Research on Public Policy.

     Mr. Orsino is a member of the Bank’s Audit and Conduct Review Committees.

J. Robert S. Prichard,
O.C., O. Ont.
Toronto, Ontario

Director since
July 18, 2000

Common Shareholdings:	4,000
Deferred Share Units:	4,071
Options:	7,500

Robert Prichard is President and Chief Executive Officer of Torstar Corporation, a broadly based Canadian media company. Torstar Corporation has two principal businesses: newspapers led by The Toronto Star, Canada’s largest daily, and book publishing through Harlequin Enterprises, the leading global publisher of women’s fiction. He is also President Emeritus of the University of Toronto, having served as President from 1990 to 2000. Mr. Prichard is a director of Onex Corporation, George Weston Ltd. and Four Seasons Hotels Inc. He was appointed an Officer of the Order of Canada in 1994 and received the Order of Ontario in 2000.

     Mr. Prichard is a member of the Bank’s Human Resources and Management Compensation Committee.

Jeremy H. Reitman
Montreal, Quebec

Director since
January 19, 1987

Common Shareholdings:	10,000
Deferred Share Units:	15,184
Options:	7,500

Jeremy Reitman is President, Chief Executive Officer and a director of Reitmans (Canada) Limited, a retailing company. He is also a member of the Board of Governors of McGill University. A lawyer by profession, Mr. Reitman studied at Dartmouth College, Hanover, New Hampshire (A.B.) and McGill University (B.C.L.).

     In addition to chairing the Bank’s Audit Committee, he is a member of the Executive, Governance and Conduct Review Committees and is an ex officio member of the Risk Review Committee.

8 BANK OF MONTREAL PROXY CIRCULAR

Joseph L. Rotman, o.c.
Toronto, Ontario

Director since
October 15, 1999

Common Shareholdings:	20,510
Deferred Share Units:	5,365
Options:	7,500

Mr. Rotman is Chairman and Chief Executive Officer of Roy-L Capital Corporation, a private family investment company. A founder and formerly the Executive Chairman of Clairvest Group Inc., Mr. Rotman serves as a director of Barrick Gold Corporation, Masonite International Corporation and Clairvest Group Inc. Mr. Rotman is a Member of the Governing Council and Executive Committee of the University of Toronto, and is a director of the University of Toronto Asset Management Corporation. He is also a Member of the Governing Council of the Canadian Institutes of Health Research and Chair of the Ontario Genomics Institute. Mr. Rotman is Chair of the Research Advisory Committee and a Member of the Board of Trustees of Baycrest Centre for Geriatric Care and a Board Member of MARS (Medical and Related Sciences Discovery District). He is former President of the Art Gallery of Ontario Board of Trustees and is Honorary Chairman of the Canadian Friends of the Israel Museum. He is also a director of the C.D. Howe Institute and The Canadian Ditchley Foundation.

     Mr. Rotman is a member of the Bank’s Risk Review Committee and a director of The Pension Fund Society of Bank of Montreal.

Guylaine Saucier,
C.M., F.C.A.
Montreal, Quebec

Director since
May 1, 1992

Common Shareholdings:	8,090
Preferred Shareholdings:	400
(Class B, Series 4)
Deferred Share Units:	13,279
Options:	7,500

Guylaine Saucier is a Corporate Director who serves on the boards of Nortel Networks Corporation, AXA Assurance Inc., Petro-Canada, Tembec Inc., Fondation du Musée des Beaux Arts and the International Federation of Accountants. She is a former Chairman of the Board of Directors of the Canadian Broadcasting Corporation, a former director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants (CICA), was Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange and was the first woman President of the Quebec Chamber of Commerce. Mme Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des hautes études commerciales, Université de Montréal. She is a Fellow of the CICA.

     In addition to chairing the board of The Pension Fund Society of Bank of Montreal, Mme Saucier is a member of the Bank’s Audit, Conduct Review and Executive Committees.

Nancy C. Southern
Calgary, Alberta

Director since
September 1, 1996

Common Shareholdings:	8,339
Deferred Share Units:	2,111
Options:	7,500

Nancy Southern is Co-Chairman and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited and a director of both corporations. ATCO Group is an Alberta-based corporation with companies actively engaged in power generation, utilities, logistics and energy services, industrials and technologies. She is also a director of Shell Canada Ltd., Akita Drilling Ltd. and Sentgraf Enterprises Ltd. and Executive Vice-President of Spruce Meadows, renowned as one of the world’s finest show jumping facilities. Ms. Southern was born and raised in Calgary, where she is an active volunteer and has been involved in many community endeavours.

     Ms. Southern is a member of the Bank’s Risk Review Committee.

BANK OF MONTREAL PROXY CIRCULAR 9

BOARD OF DIRECTORS COMPENSATION/ATTENDANCE

How is the Board Compensated?

•	Number of directors at December 31, 2002: 15 (14 non-employee, 1 management)

•	Directors’ compensation is paid only to non-employee directors

•	Annual retainer: $30,000 per year

•	Board meeting fee: $1,250 per meeting

•	Committee meeting fee: up to $1,250 per meeting

•	Committee Chair fee: $1,500 per diem for committee-related work

•	Committee Chair retainers: up to $3,000 per year

•	Related travel and out-of-pocket expenses

•	Travel fees: $1,250 for directors having to travel more than 1,000 km from their principal residence to a meeting

Notes

During the course of the year, five non-employee directors of the Bank served as directors of subsidiaries and affiliates, for which they received additional compensation as follows:

Bankmont Financial Corp. — annual retainer: US$16,000; meeting fee: US$2,000; Committee meeting fee: US$1,000.

The Pension Fund Society of Bank of Montreal — no annual retainer; meeting fee: $1,250; Chair retainer: $3,000; Chair fee: $1,500 per diem for board-related work. (Management directors do not receive compensation for their services as directors.)

Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending Board and Committee meetings of subsidiaries and affiliates.

Directors’ Shareholding Requirements

To ensure that directors’ compensation is aligned with shareholders’ interests:

•	50% of a director’s annual retainer must be paid in Common Shares of the Bank (purchased on the open market) or in Deferred Share Units. Directors have the option to receive up to 100% of their annual retainer and meeting fees this way. In fiscal 2002, the 14 non-employee directors elected to take all of their annual retainer and meeting fees in Common Shares or Deferred Share Units. Directors are required to hold six times their annual retainer in Common Shares and/or Deferred Share Units and until this position is achieved, directors must take all remuneration in the form of either Common Shares or Deferred Share Units. All non-employee directors are in compliance with stock holding requirements.

•	A Deferred Share Unit is a bookkeeping entry having the same value as one Common Share of the Bank, but is not paid out until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Bank throughout the director’s period of Board service. Payment of Deferred Share Units may be in cash or in Common Shares of the Bank purchased on the open market. As at October 31, 2002 the accrual in respect of Deferred Share Units currently outstanding to Board members was $4,371,482.

•	Only non-employee directors participate.

Shareholdings of Board Members as at December 31, 2002

•	Total Common Shares held by non-employee directors: 144,639

•	Total Deferred Share Units held by non-employee directors: 118,957

•	Total value of Common Shares and Deferred Share Units held by non-employee directors was $10,989,317 based on the closing price of the Bank’s Common Shares on the Toronto Stock Exchange as of December 31, 2002 which was $41.69

10 BANK OF MONTREAL PROXY CIRCULAR

Non-Officer Director Stock Option Plan

The Non-Officer Director Stock Option Plan provides for grants of options to purchase Common Shares to each newly appointed or elected non-officer director, in an amount to be decided by the Board of Directors and also for annual grants of options to purchase Common Shares to each non-officer director following each meeting of shareholders of the Bank at which directors are elected, in an amount to be decided by the Board of Directors. A maximum of 400,000 Common Shares are issuable pursuant to the exercise of options under the Plan. Twenty-five percent of options granted to a participant will vest each year after the date of the grant. Under the Plan, 50% of options granted are price-conditioned options, which become exercisable upon the Common Shares trading at the applicable price condition, and 50% of options granted are standard options, which become exercisable upon vesting, except in the case of a director who has attained 62 years of age at the time of the grant, in which case 100% of the grant is standard options.

     During fiscal 2002, initial grants of options to purchase 4,500 Common Shares and an annual grant for 2002 of options to purchase 3,000 Common Shares were made to each director.

     The exercise price for options is set at the market value of the Bank’s Common Shares at the time of the grant. Options granted under the Plan may be exercised for a period of ten years from the date of the grant, subject to termination at an earlier date upon the retirement from the Board or death of their holders.

Summary of Board and Committee Meetings Held

For the 12-month period ended October 31, 2002

Board (a)	18
Audit Committee	6
Conduct Review Committee	2
Executive Committee (b)	1
Human Resources and Management Compensation Committee	12
Governance Committee	10
Risk Review Committee	12
Special Committee (c)	4
Pension Fund Society Board (d)	5
Total number of meetings held	70

(a)	In addition to the nine regularly scheduled Board meetings, eight Special Board meetings were held; there was also one all-day Board Strategy Session.

(b)	The reduction in Board size and resulting efficiencies have made it possible to dispense with regular Executive Committee meetings.

(c)	For fiscal 2002, the Board of Directors established a Special Committee of the Board to provide guidance to the Chairman of the Board on various matters. Members of the Committee were the Chairs of each of the existing Board committees and the Chair of The Pension Fund Society Board.

(d)	The Pension Fund Society Board is not a Board committee but certain directors of the Bank serve as members.

Summary of Attendance of Directors

For the 12-month period ended October 31, 2002

	Board	Committee
	meetings	meetings
Director	attended	attended (a)

Stephen E. Bachand	18 of 18	22 of 23
David R. Beatty	18 of 18	23 of 27
Robert Chevrier	15 of 18	10 of 13
F. Anthony Comper	18 of 18	41 of 44
David A. Galloway	16 of 18	26 of 28
Eva Lee Kwok	18 of 18	8 of 8
J. Blair MacAulay	18 of 18	26 of 27
Hon. Frank McKenna	18 of 18	17 of 17
Bruce H. Mitchell	17 of 18	22 of 22
Philip S. Orsino	17 of 18	11 of 12
J. Robert S. Prichard	17 of 18	13 of 13
Jeremy H. Reitman	17 of 18	30 of 34
Joseph L. Rotman	17 of 18	15 of 17
Guylaine Saucier	17 of 18	16 of 18
Nancy C. Southern	15 of 18	11 of 12

(a)  Includes attendance at Board meetings of The Pension Fund Society.

BANK OF MONTREAL PROXY CIRCULAR 11

REPORT OF THE AUDIT COMMITTEE

Members: Jeremy Reitman (Chair), Robert Chevrier, Eva Lee Kwok, Frank McKenna, Philip Orsino, Guylaine Saucier

The Audit Committee, on behalf of the Board of Directors, has oversight responsibility for the Bank’s financial reporting processes and the quality of its financial reporting. The Committee operates within a written mandate which describes the Committee’s objectives and responsibilities and how it functions.

In discharging its responsibility for financial reporting in 2002, the Committee continued to focus in three areas: reviewing key financial disclosure reports, ensuring the adequacy of internal control, and overseeing the work of the Shareholders’ Auditors.

     In a year of several significant corporate financial failures in the United States, the Committee paid special attention to the issues highlighted by those failures and took action to review the Bank’s practices where applicable. The Committee continues to monitor, and adopt as appropriate, new regulatory requirements (including the provisions of the United States Sarbanes-Oxley Act) and emerging best practices. The Chief Executive Officer and the Chief Financial Officer of the Bank currently certify the information set forth in the consolidated financial statements and related disclosure materials of the Bank as required by the United States Sarbanes-Oxley Act.

     In the course of its work the Committee met regularly with the Shareholders’ Auditors, the Chief Financial Officer, Chief Auditor, Head of Risk Management Group, General Counsel and Chief Compliance Officer, and representatives of the Office of the Superintendent of Financial Institutions.

Financial Reports

•	Reviewed with management and the Shareholders’ Auditors the appropriateness of the Bank’s accounting and financial reporting (including the accounting for special purpose entities), the impact of the adoption of new accounting pronouncements, the accounting treatment of significant risks and uncertainties, the key estimates and judgements of management that were material to the Bank’s financial reporting, and the disclosure of critical accounting policies.

•	Reviewed and recommended to the Board for its approval, where appropriate, the Audited Consolidated Financial Statements, annual Management’s Discussion and Analysis (MD&A), Annual Information Form, all interim financial results press releases (including Interim MD&A and Unaudited Interim Consolidated Financial Statements), as well as the annual Financial Statements of certain subsidiaries of the Bank, to ensure they were complete, fairly presented and, in accordance with established principles, consistently applied.

Internal Control

•	Assessed the processes relating to the evaluation of the Bank’s internal control environment, including approving the annual audit plan and reviewing the quarterly reports of the Chief Auditor in respect of internal control. This included evaluating internal audit processes and conducting regular reviews of the adequacy of resources and independence of the Corporate Audit function.

•	Reviewed and approved appropriate internal control and financial governance policies as well as the Corporate Audit Mandate.

•	Reviewed key regulatory developments to understand their implications for the Bank.

•	Reviewed reports relating to adherence to the Standards of Sound Business and Financial Practices prescribed by the Canada Deposit Insurance Corporation to ensure the Bank met or exceeded acceptable standards.

•	Reviewed reports of the Chief Compliance Officer and the General Counsel in respect of compliance and litigation matters to assess their implications for the Bank.

•	Reviewed observations and recommendations of the Shareholders’ Auditors and external regulators as well as management’s response, to assess their impact on the Bank.

•	Met regularly with the Chief Auditor without management present.

Shareholders’ Auditors

•	Undertook, on behalf of the Bank’s shareholders, the selection and evaluation of the Shareholders’ Auditors, including a comprehensive review of their performance, qualifications, independence, annual audit plan and fees (including fees for non-audit services), in order to ensure their performance against acceptable standards.

•	Reviewed the results of the work of the Shareholders’ Auditors including the communications to the Committee required under generally accepted auditing standards.

•	Reviewed and updated the Bank’s Independence Policy in respect of the Shareholders’ Auditors to reflect emerging practices. The Policy goes beyond professional and regulatory requirements in limiting the services the Auditors may provide to the Bank and includes a centralized approval process for all non-audit services conducted by the Auditors. The Committee continues to be satisfied that appropriate processes are in place to ensure the independence of the Shareholders’ Auditors.

•	Met regularly with the Shareholders’ Auditors without management present.

The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2002.

/s/ Jeremy H. Reitman
Jeremy H. Reitman
Chair
Audit Committee

12 BANK OF MONTREAL PROXY CIRCULAR

REPORT OF THE CONDUCT REVIEW COMMITTEE

     Members: Frank McKenna (Chair), Robert Chevrier, Eva Lee Kwok, Philip Orsino, Jeremy Reitman, Guylaine Saucier

The Committee reports to the Office of the Superintendent of Financial Institutions annually on the proceedings of the Committee and on all transactions and other matters reviewed by it during the year. The Committee is responsible for acting as the conduct review committee of such Bank subsidiaries as may be determined.

In fulfilling its responsibilities, the Committee:

•	Required management of the Bank, Bank of Montreal Mortgage Corporation, The Trust Company of Bank of Montreal and BMO Life Insurance Company to establish procedures for complying with Self-Dealing as set out in the Bank Act, the Trust and Loan Companies Act and the Insurance Companies Act in respect of transactions between such entities and their related parties, and reviewed those procedures. (With respect to BMO Life Insurance Company, the Committee commenced to act in this capacity effective September 5, 2002.)

•	Reviewed the practices of the Bank, Bank of Montreal Mortgage Corporation, The Trust Company of Bank of Montreal and BMO Life Insurance Company to ensure that any transactions with their respective related parties that may have had a material effect on the stability and solvency of the respective entity were identified.

•	Monitored procedures established to identify and resolve conflicts of interest, provide disclosure of information to customers and deal with customer complaints.

•	Reviewed the annual report presented by the Bank’s Ombudsman on complaint resolution.

•	Reviewed the General Arrangement concerning Asset Securitization Transactions.

•	Reviewed and approved the Bank’s Code of Conduct, First Principles: Working with integrity.

In addition, the mandate of the Committee was expanded effective July 23, 2002 to include the following responsibilities:

•	Monitor procedures established to regulate the use and disclosure of customer and employee information to address the requirements of privacy legislation applicable to the Bank and its operations.

•	Fulfill obligations imposed on the Committee by the Financial Consumer Agency of Canada.

The Committee is satisfied that it appropriately fulfilled its mandate to the best of its ability during the year ended October 31, 2002.

/s/ Frank McKenna

Frank McKenna

Chair
Conduct Review Committee

BANK OF MONTREAL PROXY CIRCULAR 13

REPORT OF THE GOVERNANCE COMMITTEE

Members: Blair MacAulay (Chair), Stephen Bachand, David Beatty, Bruce Mitchell, Jeremy Reitman

Measuring Board performance continues to be a focus for the Governance Committee. This is accomplished through two surveys — the Peer Feedback for Directors Survey and the Annual Corporate Governance Survey. In addition, the Committee annually assesses the performance of the Chairman and Chief Executive Officer in his capacity as Chairman.

During the year the Governance Committee:

•	Reviewed the size and composition of the Board to ensure that the current Board membership had the necessary breadth and diversity of experience and was of an appropriate size to provide for effective decision-making and staffing of Board committees.

•	Recommended to the Board the 15 nominees to stand for election as directors at the Annual Meeting on February 25, 2003.

•	Ensured the appropriate structure, composition, mandate and membership of each Board committee.

•	Conducted the annual peer evaluation process to provide feedback to individual directors on their effectiveness as measured against the Board’s Charter of Expectations for Directors. Again this year the services of an outside consultant were used to compile and communicate the results to the individual directors.

•	Conducted the annual evaluation of the effectiveness of the Board and its committees. The survey addressed such topics as the operation of the Board and each of its committees, the adequacy and timeliness of the information provided to directors, Board structure, agenda planning for Board meetings, the effectiveness of both the Chairman and Lead Director, the strategic direction of the Bank, as well as Board processes. The feedback from this survey was reviewed by the Committee and resulted in the implementation of additional governance initiatives this year intended to maintain the Bank’s leading position in corporate governance. The Committee also surveyed the directors for their views with respect to the annual strategy session.

•	Conducted the assessment of the performance of the Chairman and Chief Executive Officer in his role as Chairman, with the results being shared with the whole Board.

•	Reviewed and formalized the role and responsibilities of the Lead Director.

•	Following an in-depth review, recommended to the Board that the Chairman and Chief Executive Officer roles continue to be combined.

•	Reviewed the compensation paid to directors to ensure that it is competitive and aligns the interests of directors with those of shareholders.

•	Assessed the merits of the shareholder proposals to be put before the Annual Meeting and formulated draft responses for Board approval.

•	Supervised the process for the annual review of the Board’s Approval/Oversight Guidelines, which guidelines define precisely and clearly the roles and responsibilities of the Board and management and explicitly delineate the lines of accountability that exist within the Bank. The guidelines set out those matters requiring Board approval and those of which the Board must be advised following action by management.

•	Satisfied itself that a satisfactory orientation program was in place for new directors.

•	Monitored the Board’s governance program.

Through the Governance Committee, the Board constantly reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Board is satisfied that the Bank’s comprehensive governance program is consistent with, and in certain instances goes beyond, the Toronto Stock Exchange corporate governance disclosure guidelines, including the proposed amendments published in April 2002. A detailed comparison of the Bank’s governance procedures compared with these guidelines, including the proposed changes, may be found in Schedule 1 on page 26.

/s/ J. Blair MacAulay
J. Blair MacAulay
Chair
Governance Committee

14 BANK OF MONTREAL PROXY CIRCULAR

REPORT OF THE RISK REVIEW COMMITTEE

Members: David Beatty (Chair), David Galloway, Bruce Mitchell, Joseph Rotman, Nancy Southern

The Risk Review Committee provides the Board with assurance that risks are properly identified and documented, accurately measured and aggregated, effectively mitigated and constrained, and reported and actively managed in a timely manner. Confirmation of the Bank’s compliance with risk-related regulatory requirements is also a part of the Committee’s review of management activity.

The Committee’s agendas this year included detailed reviews of strategies in several of the Bank’s major business units. The Committee also began every meeting with a survey of emerging risks. Delegated authorities and limits were adjusted in line with prudent, proactive risk management, market/business conditions and the requirements of approved strategies.

In fulfilling its mandate, the Committee:

•	Considered risk issues in the broad context of the Bank’s Enterprise-Wide Strategic Management framework (as outlined on page 26, Annual Report 2002), with particular attention to the risk-adjusted return on capital of specific initiatives and lines of business.

•	Approved corporate policies addressing the management of the risk and return from credit, market, liquidity and operational risks and such other risk management controls as were considered by the Committee to be appropriate for prudent business practice; the controls include limits delegated to the Chief Executive Officer. These policies and controls are also designed to meet the requirements of laws and regulatory bodies to which the Bank and its subsidiaries are subject, as well as the requirements of the Canada Deposit Insurance Corporation.

•	Provided decisions on exposures recommended by the Chief Executive Officer which exceeded delegated limits.

•	Reviewed core methods and procedures established by management for control of the key risks.

•	Reviewed regularly the attestations and reports of the Head of the Bank’s Risk Management Group. These relate to positions and trends in the Bank’s risk exposures, including the comparison of actual positions to exposure limits, and any exceptions to corporate policies.

•	Approved, jointly with the Audit Committee of the Board, the Provision and Allowance for Credit Losses and reviewed/ discussed the annual Office of the Superintendent of Financial Institutions’ examination report.

The mandate of the Risk Review Committee is subject to review at least annually.

The Committee is satisfied that it appropriately fulfilled its mandate to the best of its ability during the year ended October 31, 2002.

/s/ David R. Beatty
David R. Beatty
 Chair
Risk Review Committee

BANK OF MONTREAL PROXY CIRCULAR 15

REPORT OF THE HUMAN RESOURCES AND
MANAGEMENT COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION

Members: Stephen Bachand (Chair), David Galloway, Blair MacAulay, Robert Prichard

The Human Resources and Management Compensation Committee is tasked by the Board of Directors with ensuring that the Bank’s human resources strategies support its objectives and sustain shareholder value.

During fiscal 2002, the Committee met to review strategic organizational and leadership issues, executive compensation programs, performance assessments of the Bank’s most senior officers and succession management for all key executive positions. In fulfilling its role, the Committee:

•	Reviewed and approved executive compensation policies, programs and levels.

•	Assessed the performance of the Bank’s Chief Executive Officer and reviewed the assessment with the Board of Directors.

•	Reviewed annual performance assessments submitted by the Chief Executive Officer for other senior executives.

•	Ensured that effective short-term and long-term succession plans for senior executive positions were in place.

•	Reviewed the annual report on the Bank’s overall human resources policies and programs.

Executive Compensation Principles
The executive compensation program is intended to support the continued success of the Bank by providing competitive compensation to:

•	Attract, retain and motivate talented employees in a highly competitive business environment, and

•	Reward executives for the creation of shareholder value by closely linking reward programs to business and individual performance.

Based on these principles, the Bank’s objectives are to:

•	Establish total compensation target levels at the median of the relevant comparator groups at total Bank level and specific Banking Group level where appropriate, e.g. Investment Banking Group.

•	Provide all Bank employees, from entry-level to Chief Executive Officer, with compensation based on:

—	the market value of the job they perform,

—	internal pay equity, and

—	an individual’s demonstrated ability to perform the job.

•	Motivate management to create sustained shareholder value by:

—	incorporating an “at risk” component of total compensation for all employees that reflects their ability to affect business outcomes,

—	directly linking short-term incentive awards for senior executives to the absolute results of the Bank and its businesses as well as the Bank’s results relative to those of other financial institutions,

—	directly linking short-term incentive awards for all employees to the absolute results of the Bank and its businesses,

—	aligning mid-term and long-term incentives for senior management with the results realized by shareholders, and

—	using an individual’s performance to determine the actual level of incentive award.

The Committee engages independent consultants to gather information and opine on the compensation practices of comparable Canadian and U.S. banks and other major Canadian companies.

Changes to the Fiscal 2003 Executive Program
For fiscal 2003, the Committee has approved a significant shift in the current mix of executive compensation. The current level of total direct compensation opportunity has been maintained to remain market competitive. The changes reduce the use of stock options by approximately two-thirds with corresponding increases in the short- and medium-term portions of total compensation.

     These changes from long-term stock options to short-and medium-term awards result in five important enhancements:

•	BMO Financial Group’s leadership position in “Pay for Performance” is further strengthened by linking actual equity award payments to shareholder returns. For example, all executives have a portion of their stock options that can only be exercised when either a 50% or 100% increase in share price is realized. In addition, mid-term incentive payments are adjusted by relative total shareholder return (positively or negatively).

•	The size of the incentive pools are directly related to overall business performance.

•	The shortened time frame between performance results and receipt of incentive rewards increases the focus on short- and mid-term business outcomes.

•	The mix of incentive awards (short-, mid- and long-term) corresponds directly to executives’ level of responsibility/ accountability. For example, the Named Executive Officers have a higher proportion of their incentive compensation in long-term awards because they are in the best position to influence the long-term direction of the Bank.

•	It ensures the Bank’s ability to maintain the total number of Common Shares reserved for the Plan, minus those options that have been exercised, to 9.5% or less of the total number of issued and outstanding Common Shares of the Bank. This reduces the future dilutive effects of stock options on share value.

16 BANK OF MONTREAL PROXY CIRCULAR

Elements of Executive Compensation
Executive compensation consists of base salary, short-term incentives, Performance Share Units issued under the Bank’s Mid-Term Incentive Plan, and stock options. The percentage mix of each element varies based on the executive’s level of responsibility and is established through regular reviews of competitive practice. For fiscal 2003, the percentage mix for cash and equity compensation ranges from approximately 65%/35% for Vice-Presidents to 30%/70% for the Chief Executive Officer. These four main elements of executive compensation are described as follows:

Base Salary

The Committee reviews and approves base salary targets for each executive level based on actual salaries paid for equivalent jobs within the banking industry. The base salary targets are set at the market median. The market for Canadian executives includes the other major Schedule 1 banks. The market for U.S. executives includes U.S. regional banks of similar size. Individual salaries are then determined based on the executive’s skills, accountabilities and overall performance.

Short-Term Incentive Plan

The Short-Term Incentive Plan (which includes all executives other than those in the Investment Banking Group) was amended for fiscal 2002 to reward executives for year-over-year improvement in financial performance. This incentive plan measures performance for the total Bank and for each specific Banking Group (other than the Investment Banking Group which has a different plan — see below).

     The performance measures for the overall Bank component are growth in cash Earnings Per Share (EPS) and overall revenue growth over the prior year.

     The performance measures for the specific Banking Group component are:

•	Personal and Commercial Client Group: Cash Net Income After Tax and Revenue Growth

•	Private Client Group: Growth in Net Income After Tax

Awards in corporate areas are based on overall Bank performance.

     In addition, the Management Board Executive Committee, which includes the ten most senior executives of the Bank, has a portion of their short-term incentive awards based on the cash EPS and revenue performance relative to other major Canadian banks.

     2002 Payout

As highlighted in the Bank’s Annual Report 2002, performance of both the Bank as a whole and its main operating groups has improved over 2001 which has resulted in increases in bonus pools for the above Banking Groups. This is also reflected in the increased bonus compensation for the Named Executive Officers as shown in the Summary Compensation table on page 20. Approximately 250 executives participate in this plan.

Investment and Corporate Banking Short-Term Incentive Plan

In keeping with industry practice, executives in the Bank’s Investment Banking Group, including Messrs. Bourdeau and Downe, participate in the Investment and Corporate Banking Short-Term Incentive Plan. In line with industry practice, short-term incentive awards are funded by a percentage of the Investment Banking Group’s operating profit. A component of the overall short-term incentive awards for Messrs. Bourdeau and Downe is also determined by the performance of BMO Financial Group as a whole.

     2002 Payout

The bonus pool in fiscal 2002 for the Investment Banking Group was similar to fiscal 2001 reflecting the performance of the Group in 2002.

Deferred Stock Unit Plan

This Plan was developed to further align the interests of executives with those of shareholders by linking short-term incentive awards to the future value of the Bank’s Common Shares. Under the Plan, executives who are members of the Bank’s Management Board and other selected executives authorized by the Committee may elect to receive all or a portion of their short-term incentive award in Deferred Stock Units (DSUs). When short-term incentive awards are determined after the fiscal year-end, the amounts elected by executives for deferral at the beginning of the fiscal year are converted into DSUs based on the market price of the Bank’s Common Shares. Additional DSUs are credited to participants’ accounts representing dividends on the Bank’s Common Shares. Only upon retirement or termination of employment, may participants redeem the DSUs in cash, Bank Common Shares (purchased on the open market) or a combination of both. When redeemed, the value of the DSUs is equivalent to the fair market value of an equal number of Common Shares of the Bank at the time of redemption.

Mid-Term Incentive Plan

The Committee strongly believes that a significant portion of executives’ incentive compensation should be directly linked to the market price of the Bank’s Common Shares, and that executives should be rewarded for creating returns for shareholders greater than those achieved by the Bank’s Canadian peer group. The Bank’s Mid-Term Incentive Plan is highly performance-based in that it is linked to absolute share price as well as share price performance relative to that of other major Canadian banks using relative total shareholder return as the performance metric. For fiscal 2003, the Mid-Term Incentive Plan represents 25% to 35% of total compensation, depending on the executive’s level.

BANK OF MONTREAL PROXY CIRCULAR 17

REPORT OF THE HUMAN RESOURCES AND
MANAGEMENT COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION

     Under the Mid-Term Incentive Plan, executives receive annual awards of Performance Share Units (Units). The initial value of each of these Units is equivalent to one Common Share of the Bank. Each award will vest and be paid out at the end of a three-year performance cycle based on the following:

•	the Bank’s Common Share price at the end of the three-year vesting period,

•	additional Units representing dividends paid during the three-year vesting period, and

•	the Bank’s total shareholder return relative to other major Canadian banks.

When the Bank outperforms its competitors, payments may be increased by up to 150% of the original award. If the Bank’s performance fails to meet threshold performance, no payments are made. Participants in this Plan are the same as those in the Short-Term Incentive Plan, together with approximately 700 senior managers below the executive level who participate on a selected basis.

Stock Option Plan

The Committee also believes that a portion of total compensation for executives must be aligned with the market price of the Bank’s shares, and that hurdles on share price increase should be established for exercise purposes. Under the Bank’s Stock Option Plan, stock options are first subject to time-based vesting (25% per year over four years) and then a portion must meet or exceed share price hurdles, which are dependent on increases in the Common Share price.

     All executives have a portion of their options subject to a share price increase of 50% over the exercise price. Senior executives (including the Named Executive Officers listed on page 20) have 33% of their annual option grant subject to time-based vesting only, 33% subject to a 50% share price increase and the remaining 34% subject to a 100% share price increase. The Committee has established a guideline that ensures the Bank maintains the total number of Common Shares reserved for the Plan, minus those options that have been exercised, to 9.5% or less of the total number of issued and outstanding Common Shares of the Bank. This reduces the future dilutive effects of stock options on share value. Participants in this Plan are the same as those in the Short-Term Incentive Plan.

Investment Banking Group Long-Term Incentive Plan

Executives in the Investment Banking Group (IBG) participate in the IBG Long-Term Incentive Plan. Under the Plan, executives are awarded phantom share units based on the average closing price of the Bank’s Common Shares on the Toronto Stock Exchange (TSX) for the five days ending on the day of the grant. These shares vest and are paid out either over a three-year period or as a lump sum at the end of three years, depending on the participant’s election at the time the award is granted. The payout value of the units is dependent on the five-day average TSX closing price for the Bank’s Common Shares on the relevant payable dates. Unvested shares are forfeited upon resignation or termination for cause.

Executive Stock Ownership Guidelines
The Committee strongly supports the holding of ownership in the Bank by executive officers. The Bank has increased its guidelines for minimum stock holding requirements for executives for fiscal 2003. The minimum required holdings are seven times salary for the Chief Executive Officer, five times salary for Deputy Chairs and Presidents, three times salary for Executive Vice-Presidents, two times salary for Senior Vice-Presidents and one and one-half times salary for Vice-Presidents. It is expected executives will meet minimum ownership requirements within three years of appointment. All Named Executive Officers listed on page 20 are in compliance with stock holding requirements.

Compensation of the Chief Executive Officer
As previously mentioned, the Committee monitors and assesses the performance of and determines pay levels for Mr. Comper, Chief Executive Officer, and other senior executives. For the fiscal year ending October 31, 2002, the compensation of Mr. Comper, the Chief Executive Officer, consisted of base salary, short-term incentive, mid-term incentive and stock option awards as follows:

•	The Committee compared Mr. Comper’s salary to his peers among the six major Canadian banks and decided that his salary should remain unchanged at $1,000,000 for fiscal 2002, which was slightly below the median of the peer group.

•	In December 2002, the Committee reviewed Mr. Comper’s performance, considering both financial and non-financial components including the following, in order of importance:

—	financial performance and condition of the Bank, both absolute and relative to Canadian and U.S. competitors, including cash return on equity (ROE) and revenue growth, cash EPS growth and provision for credit losses (PCL),

—	strategy implementation and ongoing development,

—	leadership and employee engagement,

—	marketing and customer satisfaction, and

—	risk and control.

18 BANK OF MONTREAL PROXY CIRCULAR

Financial Performance Highlights — Fiscal 2002

	Excluding
	Non-Recurring Items		As Reported

		Canadian		Canadian
	BMO	Peer Group	BMO	Peer Group

Cash EPS Growth	8.6%	-20.2%	-1.0%	-28.9%
Cash ROE	14.6%	12.4%	14.2%	11.2%
Revenue Growth	1.7%	2.5%	0.0%	0.8%
PCL as % of Loans	0.56%	0.89%	0.56%	0.96%

For fiscal 2002, the Bank outperformed the Canadian peer group on each of the measures except revenue growth. While softer revenue growth also had an impact on performance relative to the North American peer group, it was partially offset by lower PCL.

     Based on the Bank’s financial performance in fiscal 2002 and the Committee’s assessment of the Chief Executive Officer’s performance in the other key areas, the Committee awarded a bonus to Mr. Comper of $1,100,000.

     In assessing the appropriate award levels for Mr. Comper under the Mid-Term Incentive Plan and the Stock Option Plan, the Committee considered the objectives of these plans. The Mid-Term Incentive and Stock Option plans reward and incent executives over the mid- to long-term. Both plans reward recipients only when returns are earned for shareholders. Under the Mid-Term Incentive Plan, units vest only when competitive total shareholder returns are achieved, while stock options reward executives only when the share price increases.

     In the context of these objectives, the Committee decided to grant Mr. Comper mid- and long-term incentive awards for fiscal 2002 of comparable value to those granted for fiscal 2001. As such, 27,367 Performance Share Units under the Mid-Term Incentive Plan were granted to Mr. Comper on December 11, 2001 at a unit price of $36.54, the average closing price for the 90 calendar days ending December 10, 2001. The value of these Units, which vest December 11, 2004, will be determined as set forth in the Plan description above.

     Under the terms of the Stock Option Plan, 384,600 stock options were granted to Mr. Comper on December 11, 2001 at an exercise price of $35.68, the market price at the date immediately preceding the date of the grant. Of these options, which are designed to provide a significant incentive to the Chief Executive Officer and to be aligned with increasing shareholder value, 67% once vested, cannot be exercised until the share price increase hurdles described above are met.

     Submitted by the Human Resources and Management Compensation Committee of the Board of Directors, which is comprised of the following four independent directors:

/s/ Stephen E. Bachand Stephen E. Bachand Chair	/s/ David A. Galloway David A. Galloway

/s/ J. Blair MacAulay J. Blair MacAulay	/s/ J. Robert S. Prichard J. Robert S. Prichard

BANK OF MONTREAL PROXY CIRCULAR 19

EXECUTIVE COMPENSATION

Summary Compensation Table for Named Executive Officers

Compensation for the Chief Executive Officer, the next four most highly compensated executive officers and a former Vice-Chair of the Bank (collectively the Named Executive Officers) is summarized in the table below.

     Securities legislation provides that the Named Executive Officers are determined on the basis of the total cash compensation (salary and annual bonus) earned in fiscal 2002 starting November 1, 2001 and ending October 31, 2002.

		Annual compensation			Long-term compensation awards

Name and				Other annual	Securities under	Restricted	LTIP	All other
principal position(a)	Year	Salary($)	Bonus($)(b)(c)	compensation($)	options granted(#)	share units($)(d)	payouts($)(e)	compensation($)(f)

F.A. Comper	2002	1,000,000	1,100,000	N/A	384,600	1,000,000	Nil	206,781
Chairman and Chief	2001	966,667	Nil	N/A	357,000	1,000,000	Nil	126,086
Executive Officer	2000	900,000	1,400,000	N/A	408,000	850,000	Nil	72,142

Y.J.P. Bourdeau	2002	300,000	2,000,000	N/A	88,400	1,500,000	240,320	127,329
President and Chief	2001	300,000	1,000,000	N/A	80,000	800,000	203,403	128,253
Operating Officer	2000	300,000	2,500,000	N/A	92,000	450,000	200,959	63,337
BMO Nesbitt Burns

W.A. Downe	2002	US 550,000	US 2,250,000	N/A	351,200	US 1,000,000	Nil	85,376
Deputy Chair,	2001	US 533,333	US 900,000	N/A	220,000	US 500,000	Nil	44,942
BMO Financial Group, and	2000	US 500,000	US 800,000	N/A	324,000	US 300,000	Nil	22,554
Chief Executive Officer BMO Nesbitt Burns and Head of Investment Banking Group

A.G. McNally	2002	US 515,000	US 267,000	N/A	157,400	US 350,000	Nil	164,891
Chairman	2001	US 604,500	US 350,000	N/A	140,000	US 350,000	Nil	91,038
Harris Bankcorp, Inc.	2000	US 600,000	US 530,000	N/A	124,000	US 325,000	Nil	47,112

R.G. Rogers	2002	618,000	650,000	N/A	110,500	400,000	Nil	113,260
Deputy Chair	2001	604,500	375,000	N/A	180,000	600,000	Nil	61,103
Enterprise Risk and	2000	600,000	1,000,000	N/A	124,000	325,000	Nil	42,582
Portfolio Management

G.G. Omelet	2002	500,000	500,000	N/A	110,500	450,000	Nil	167,189
President and Chief	2001	463,333	375,000	N/A	140,000	450,000	Nil	97,041
Executive Officer	2000	404,167	650,000	N/A	292,000	250,000	Nil	43,884
Private Client Group

Notes

(a)	Mr. McNally retired from his position of Vice-Chair, Bank of Montreal and Chairman and Chief Executive Officer, Harris Bankcorp, Inc. effective September 1, 2002.

(b)	Amounts shown were earned in relation to the financial year indicated. In prior years, the bonuses reported for Mr. McNally related to the year prior to the fiscal year being reported. For bonus award purposes only, Harris Bank’s year-end was changed from December 31 to October 31 during fiscal 2002. The amounts shown for Mr. McNally have been restated to reflect bonuses paid for the respective financial year being reported.

(c)	With respect to 2002 bonuses, Mr. Comper elected to defer 50% of his annual bonus into DSUs under the Deferred Stock Unit Plan based on a share price of $33.88, which was the average closing price of the Bank’s Common Shares for the five consecutive trading days ending October 31, 2001. Mr. Rogers elected to defer all of his annual bonus into DSUs under the Plan based on a share price of $33.88, which was the average closing price of the Bank’s Common Shares for the five consecutive trading days ending October 31, 2001. Aggregate holdings of DSUs granted under this Plan as at October 31, 2002 and their value at this date were as follows: Mr. Comper 44,276.20 DSUs with a value of $1,736,866.95, Mr. Bourdeau 101,789.31 DSUs with a value of $3,992,991.20, Mr. Downe 14,388.11 DSUs with a value of $564,416.74, Mr. Rogers 48,743.37 DSUs with a value of $1,912,104.77 and Mr. Ouellette 78,383.42 DSUs with a value of $3,074,824.77. As additional DSUs are credited to reflect dividends paid on Common Shares of the Bank, the aggregate values reported here include dividends paid during the financial year. On October 16, 2002, Mr. McNally received $3,062,933.09 reflecting a full redemption of the aggregate DSUs in his plan.

(d)	Amounts shown for 2002 for Messrs. Comper, McNally, Downe, Rogers and Ouellette represent awards made on December 11, 2001 under the Bank’s Mid-Term Incentive Plan which were converted into Units based on a share price of $36.54, which was the average closing price of the Bank’s Common Shares for the 90 calendar days ending December 10, 2001. Aggregate holdings of Units granted under this Plan as at October 31, 2002 and their value at this date were as follows: Mr. Comper 109,575.92 Units with a value of $4,048,830.11, Mr. Downe 61,516.67 Units with a value of $2,273,040.86, Mr. McNally 60,324.82 Units with a value of $2,229,001.92, Mr. Rogers 51,453.87 Units with a value of $1,901,220.34 and Mr. Ouellette 43,089.99 Units with a value of $1,592,175.07. As additional Units are credited to reflect dividends paid on Common Shares of the Bank, the aggregate values reported here include dividends paid during the financial year. Units vest on the third anniversary date of the award (see details on the Mid-Term Incentive Plan in the Report of the Human Resources and Management Compensation Committee on Executive Compensation). The amount shown for 2002 for Messrs. Bourdeau and Downe includes an award made on December 1, 2001 under the IBG Long-Term Incentive Plan which was converted into Units based on a share price of $35.57, the average closing price of the Bank’s Common Shares for the five days ending November 30, 2001. These Units vest and become payable over a three-year vesting period at the rate of one-third each year. The aggregate holdings of Mr. Bourdeau of Units granted under this Plan as at October 31, 2002 was 65,163.49 and the value at this date was $2,407,788.40. The aggregate holdings of Mr. Downe of Units granted under this Plan as at October 31, 2002 was 36,059.28 and the value at this date was $1,332,390.60.

(e)	Amounts shown are in relation to phantom share units under the IBG Long-Term Incentive Plan that vested and became payable October 31, 2002.

(f)	The amounts shown represent: the amount of interest accrued for the year ending October 31, 2002 under the executive incentive bonus plan for amounts deferred prior to November 1, 1987; dividend equivalents credited to the Named Executive Officers under the Bank’s Deferred Stock Unit Plan, Mid-Term Incentive Plan and IBG Long-Term Incentive Plan; and Bank contributions under the Bank’s Employee Share Ownership Plan. Named Executive Officers participate in this Plan on the same basis as all other Bank employees, whereby for each dollar contributed by employees up to 6% of base pay, the Bank will contribute additional Common Shares up to 50% of eligible contributions.

20 BANK OF MONTREAL PROXY CIRCULAR

2002 Stock Option Grants

In fiscal 2002, stock options to purchase Common Shares of the Bank were granted to the Named Executive Officers as set out in the following table. All of the options granted had an exercise price equal to the market price of Bank of Montreal Common Shares on the date immediately preceding the date of the grant. The options vest over four years at the rate of 25% each year. Two-thirds of each of the Named Executive Officers’ option grants are subject to share price increase hurdles that must be met before the options may be exercised (for details of the Stock Option Plan, refer to the Report of the Human Resources and Management Compensation Committee on Executive Compensation).

Option Grants during the Year Ended October 31, 2002

	Number of	% of total options	Exercise or	Market value of underlying
	securities under	granted to employees	base price	securities on the
Name	options granted	in financial year	($/security)	date of grant ($/security)	Expiration date

F.A. Comper	384,600	5.20	$35.68	$35.68	December 11, 2011
Y.J.P. Bourdeau	88,400	1.20	$35.68	$35.68	December 11, 2011
W.A. Downe	351,200	4.75	$35.68	$35.68	December 11, 2011
A.G. McNally	157,400	2.13	$35.68	$35.68	September 1, 2007
R.G. Rogers	110,500	1.49	$35.68	$35.68	December 11, 2011
G.G. Ouellette	110,500	1.49	$35.68	$35.68	December 11, 2011

     The following table shows the aggregate number of options each Named Executive Officer now holds and the value of these options based on the market price of Bank of Montreal Common Shares as at October 31, 2002, which was $38.10.

Aggregated Option Exercises during the Year Ended October 31, 2002 and Financial Year-End Options

					Value of unexercised
			Unexercised options		in-the-money options
	Securities	Aggregate	at October 31, 2002 (#)		at October 31, 2002 ($)
	acquired on	value
Name	exercise (#)	realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

F.A. Comper	306,000	7,678,582	612,092	1,401,508	10,940,500	7,154,032
Y.J.P. Bourdeau	Nil	Nil	238,960	399,440	4,734,650	2,237,528
W.A. Downe	26,500	US 398,644	209,170	920,130	3,056,435	4,670,404
A.G. McNally	280,000	US 3,376,823	52,470	648,930	511,500	3,311,408
R.G. Rogers	Nil	Nil	163,770	638,730	2,474,400	3,197,910
G.G. Ouellette	Nil	Nil	107,910	434,590	1,204,500	2,712,910

Long-Term Incentives

The following table shows the number of Units awarded to the Named Executive Officers under the Bank’s Mid-Term Incentive and IBG Long-Term Incentive Plans for the year ended October 31, 2002.

Long-Term Incentive Plans — Awards during the Year Ended October 31, 2002

			Estimated future payouts
	Securities,	Performance or	under non-securities price-based plans
	units or other	other period until
Name	rights (#)	maturation or payout	Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)

F.A. Comper	27,367	3 years	N/A	N/A	N/A
Y.J.P. Bourdeau	42,755	3 years	N/A	N/A	N/A
W.A. Downe	44,755	3 years	N/A	N/A	N/A
A.G. McNally	15,217	3 years	N/A	N/A	N/A
R.G. Rogers	10,947	3 years	N/A	N/A	N/A
G.G. Ouellette	12,315	3 years	N/A	N/A	N/A

Note

Messrs. Comper, Downe, McNally, Rogers and Ouellette received Units under the Mid-Term Incentive Plan based on a share price of $36.54. The payout value of these Units, which vest after three years, will depend on the Bank’s total shareholder return over the three-year period as well as the Bank’s total shareholder return compared to its competitors. Messrs. Bourdeau and Downe received phantom share units under the IBG Long-Term Incentive Plan based on a share price of $35.57. These units vest over a three-year period.

Pension Plan

Certain Named Executive Officers are covered by a pension plan. The non-contributory portion, shown in the following table, allows benefits for service to June 30, 1987 equal to 2.0% of the three-year average of the individual’s highest salary (to a maximum salary of $85,750) times the number of years of plan membership (to a maximum of 35 years) plus 1.25% of the best average earnings in excess of $85,750 (to a maximum of $500,000) times the number of years of plan membership. For service from July 1,1987, the plan allows benefits equal to 1.25% of the individual’s best average earnings (to a maximum of $500,000) times the number of years of plan membership. For purposes of the plan, best average

BANK OF MONTREAL PROXY CIRCULAR 21

EXECUTIVE COMPENSATION

earnings includes the executive’s five-year average salary (to a maximum salary of $350,000) plus bonus, subject to a maximum of 145% of final salary for Senior Vice-Presidents and above, and 125% of final salary for other executive officers.

     In addition, effective July 1, 1987, members of the plan may contribute, on a voluntary basis, an amount equal to 4.5% of annual salary (to a maximum contribution of $11,430).

     Benefits under the contributory portion of the plan are equal to 0.75% of the five-year average highest salary (to a maximum salary of $350,000) times the number of years of contributions.

     The plan allows for early retirement at age 50 with the completion of two years’ membership. To be eligible for the best average earnings pension, retirement must be at age 55 or later. Generally, benefits are reduced by 6% per year for retirement between the ages of 50 and 54, and by 3% per year for retirement between the ages of 55 and 59. No reduction is applicable for ages 60 to 64. Pension benefits are subject to Canada Pension Plan offset deductions for service after July 1, 1987.

     Estimated annual benefits payable upon retirement to persons with the specified compensation and years of credited service are as shown in the following table. Such amounts assume retirement occurs at age 55 or later and payments take the form of a joint and 60% survivor annuity.

Estimated Annual Benefits Payable upon Retirement

	Years of service

Compensation ($)	15	20	25	30	35

200,000	37,500	53,001	68,717	84,433	100,148
225,000	42,188	59,251	76,529	93,808	111,086
250,000	46,875	65,501	84,342	103,183	122,023
300,000	56,250	78,001	99,967	121,933	143,898
400,000	75,000	103,001	131,217	159,433	187,648
500,000	93,750	128,001	162,467	196,933	231,398
750,000	93,750	128,001	162,467	196,933	231,398
1,000,000	93,750	128,001	162,467	196,933	231,398
1,250,000	93,750	128,001	162,467	196,933	231,398
1,500,000	93,750	128,001	162,467	196,933	231,398
1,750,000	93,750	128,001	162,467	196,933	231,398

     The projected years of credited service in the BMO pension plan, at their normal retirement date (age 65), for the Named Executive Officers are as follows: Mr. Comper, 42 years, Mr. Bourdeau, 41 years, Mr. Downe, 34 years, Mr. Rogers, 40 years and Mr. Ouellette, 17 years.

Retirement Agreements, Retirement Allowances and Termination of Employment

Bank of Montreal has entered into retirement agreements with the Named Executive Officers. The terms and conditions of the retirement agreements are similar for each of the Named Executive Officers.

     Upon retirement, Messrs. Comper, Bourdeau, Downe, Rogers and Ouellette are each entitled to receive an annual retirement allowance during their lifetimes pursuant to retirement agreements with the Bank. In the cases of Messrs. Comper and Bourdeau, the agreements require continuous employment with the Bank or a Bank subsidiary until age 62, but allow for early retirement at age 57 subject to a reduction in the allowance of 5% per year between ages 57 and 62. Messrs. Downe’s, Rogers’ and Ouellette’s agreements require continuous employment with the Bank or a Bank subsidiary until age 60, but allow for early retirement at age 55 (age 56 for Mr. Rogers) subject to a reduction in the allowance of 3% per year between ages 55 and 60. Upon normal retirement at age 62, Messrs. Comper and Bourdeau will each receive an annual retirement allowance based on 70% of their best average earnings less whatever annual amount is payable to them from the pension plan of the Bank and/or the pension plan of a subsidiary. Messrs. Downe, Rogers and Ouellette will receive upon normal retirement at age 60 an annual retirement allowance based on 2% of best average earnings for each year of credited service less whatever annual amount is payable from the pension plan of the Bank. If any such individual is receiving an annual retirement allowance at the time of his death the Bank would, subject to certain deductions, pay annually to his surviving spouse during her lifetime 60% of this retirement allowance. If such individual or his spouse is receiving an annual retirement allowance at the time of the death of the survivor of them, the amount that would otherwise be paid to the spouse upon his death would be divided and paid in equal shares for the benefit of any surviving dependent children.

     Estimated annual retirement allowance benefits payable upon retirement to the specified Named Executive Officers are shown in the following table.

22 BANK OF MONTREAL PROXY CIRCULAR

Estimated Annual Retirement Allowance Benefits (retirement allowance benefits — normal retirement)

Best average earnings ($)(a)	Age 62 ($)(c)	Best average earnings ($)(b)	Age 60 ($)(c)

500,000	350,000	500,000	290,000
750,000	525,000	750,000	435,000
1,000,000	700,000	1,000,000	580,000
1,250,000	875,000	1,250,000	725,000
1,500,000	1,050,000	1,500,000	870,000
1,750,000	1,225,000	1,750,000	1,015,000
2,000,000	1,400,000	2,000,000	1,160,000

Notes

(a)	Best average earnings for Messrs. Comper and Bourdeau at normal retirement is the sum of the final 12 months’ salary plus 1/5 of the aggregate of the best five years of bonuses awarded, except in Mr. Bourdeau’s case, where the best five years’ average bonus is limited to 200% of final salary. For early retirement between ages 57 and 62, best average bonus is limited to 45% of final salary, except in Mr. Bourdeau’s case, where the best average bonus is limited to 100% of final salary.

(b)	Best average earnings for Messrs. Downe, Rogers and Ouellette is the sum of the final 12 months’ salary plus 1/5 of the aggregate of the best consecutive five years of bonuses limited to 45% of final salary.

(c)	Annual benefits payable upon retirement will be reduced by the annual amount payable under the pension plan of the Bank and/or a pension plan of a subsidiary.

Based on current compensation, the estimated annual benefits payable upon retirement are as follows: Mr. Comper $1,406,300, Mr. Bourdeau $686,000, Mr. Downe $734,159, Mr. Rogers $678,043 and Mr. Ouellette $246,500. Mr. McNally retired effective September 1, 2002 with an entitlement to an annual allowance of US$602,592 until age 62 (in 2007) and US$725,000 thereafter, which includes amounts payable under the Bank of Montreal and Harris Bank pension plans. As previously announced, Mr. McNally has been retained as a consultant with an annual retainer of US$250,000, which agreement will terminate at age 62.

     The retirement agreements also provide that, if the Named Executive Officer leaves the employ of the Bank within two years of a change of control due to a material change in the executive’s responsibilities, the executive is deemed to have been dismissed without cause by the Bank. The retirement agreements provide that if a Named Executive Officer is dismissed without cause by the Bank on or after age 50 and prior to the normal retirement date, he is entitled to a retiring allowance based upon a percentage of pensionable earnings according to his age at the time of dismissal. Given the respective ages and years of service for each Named Executive Officer as at October 31, 2002, entitlement to pensionable earnings is outlined as follows: Mr. Comper is entitled to a retiring allowance ranging from 45% to 70% of pensionable earnings at normal retirement, Mr. Bourdeau is entitled to a retiring allowance ranging from 36% to 70% of pensionable earnings at normal retirement, Mr. Downe is entitled to a retiring allowance ranging from 21% to 58% of pensionable earnings at normal retirement, Mr. Rogers is entitled to a retiring allowance ranging from 47% to 70% of pensionable earnings at normal retirement and Mr. Ouellette is entitled to a retiring allowance ranging from 12% to 34% of pensionable earnings at normal retirement. If Mr. Comper or Mr. Bourdeau are dismissed without cause by the Bank and have reached the applicable age for early retirement benefits, the executive may elect to receive an early retirement allowance as described earlier on page 22 in lieu of the allowances described in this paragraph.

     In addition, under the terms of the retirement agreements, if a Named Executive Officer is dismissed without cause by the Bank, that executive is entitled to a lump sum severance payment as follows:

     Mr. Comper — two and one half times the sum of annual salary and one-third of the aggregate of the best three years’ bonuses.

     Mr. Bourdeau — two times the sum of annual salary and one-third of the aggregate of the best three years’ bonuses.

     Messrs. Downe, Rogers and Ouellette — two times the sum of annual salary and the average of the best five consecutive years’ bonuses.

     All Named Executive Officers are entitled to any other amounts or benefits to which they are entitled under the Bank’s compensation and benefits programs.

BANK OF MONTREAL PROXY CIRCULAR 23

DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS — INDEBTEDNESS

The total indebtedness relating to the purchase of securities of the Bank or its subsidiaries incurred by current directors, officers and employees of the Bank or its subsidiaries is approximately $264,114.

Table of Indebtedness of Directors and Executives(a) under Securities Purchase Programs(b)

		Largest amount		Financially assisted
		outstanding during		securities purchases
Name and	Involvement of	the year ended	Amount outstanding as at	during the year ended	Security for
principal position	issuer or subsidiary	October 31, 2002 ($)	December 31, 2002 ($)	October 31, 2002 ($)	indebtedness

R.M. Patten
Executive Vice-President	Bank/Lender	225,000	225,000	Nil	Nil

Total indebtedness other than in connection with the purchase of securities of the Bank or its subsidiaries incurred by current directors, officers and employees of the Bank or its subsidiaries is approximately $526,353,416.

Table of Indebtedness of Directors and Executives(a) Other than under Securities Purchase Programs(b)

		Largest amount outstanding
Name and	Involvement of	during the year ended	Amount outstanding as at
principal position	issuer or subsidiary	October 31, 2002 ($)	December 31, 2002 ($)

C.B. Begy
Senior Vice-President	Bank/Lender	18,716	3,871

Y.J.P. Bourdeau
President and Chief Operating Officer, BMO Nesbitt Burns	Bank/Lender	42,300	42,300

J. Mulhall
Vice-President	Bank/Lender	346,309	266,189

E.M. Costello
Executive Managing Director	Bank/Lender	US 36,375	US 36,375

T.V. Milroy
Vice-Chair, BMO Nesbitt Burns	Bank/Lender	72,750	72,750

E.C. Tripp
Vice-Chair, BMO Nesbitt Burns	Bank/Lender	72,750	72,750

R. Sirkis
Executive Vice-President	Bank/Lender	449,465	441,330

E. Lyman
Vice-Chair, Harris Bankcorp, Inc.	Harris Bank/Lender	US 881,171	US 452,000

W.E. Thonn
Executive Vice-President, BMO Harris Private Banking	Harris Bank/Lender	US 285,000	US 282,079

P.J. Robertson
Executive Vice-President	Bank/Lender	100,000	100,000

F.J. Techar (c)
President and Chief Executive Officer, Harris Bankcorp, Inc.	Harris Bank/Lender	US 2,200,000	US 2,200,000

Notes

(a)	“Executives” means the members of the Bank’s Management Board, including the Chairman and Chief Executive Officer, and selected other officers of the Bank or its subsidiaries performing a policy-making function in respect of the Bank.

(b)	Effective September 1, 1999, new loans and mortgages to executive officers were no longer available at preferred rates, other than mortgages for Bank-initiated transfers; a select suite of customer loan and mortgage products is now offered to employees at rates normally accorded to preferred customers. Existing loans and mortgages at preferred rates will be phased out by September 1, 2004.

—	Prior to September 1, 1999, loans to executive officers for personal purposes, principally for consumer purchases, home improvement and sundry investments, were made available at an interest rate of one-half of the Bank’s prime rate to a maximum of $25,000. Loans in excess of this amount were available at prime rate.

—	Prior to September 1, 1999, mortgage loans were available to executive officers for the purchase of or renovations to their principal residence based on funding limits determined by geographic location. Interest rates were 2% below the Bank’s posted rates, with a minimum rate of 6%. Mortgage loans at customer rates were also available.

—	For Bank-initiated transfers, mortgage loans are available for the purchase of a principal residence based on funding limits set by geographic location. These funds are available in two tranches and each tranche has a funding limit. For the first tranche, funds are available at 3% with interest only payable for the first five years and thereafter at 3% with principal plus interest payable. The second tranche funds are available (to location limits) at 1.5% below the posted rate. There is no set minimum lending rate.

—	For both normal and transferee mortgages, additional funds beyond those set for location limits are available at customer rates. Mortgages are amortized to a maximum of 25 years. Security is in accordance with customer lending practices for both loans and mortgages to executive officers.

(c)	Mr. Techar’s indebtedness represents a mortgage loan for a Bank-initiated transfer. The full amount of the loan is at customer rates.

24 BANK OF MONTREAL PROXY CIRCULAR

PERFORMANCE GRAPH

This graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Bank on October 31, 1997 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE300 Composite Index) and the S&P/TSX Canadian Financial Services Index (formerly the TSE Financial Services Index), for the five most recently completed financial years.

Note

Dividends declared on Common Shares of the Bank are assumed to be reinvested at the closing share price on the dividend payment date. The S&P/TSX Composite Index and the S&P/TSX Canadian Financial Services Index are total return indices, including dividends reinvested.

Cumulative Return ($)

	1997	1998	1999	2000	2001	2002

Bank of Montreal	100.00	106.43	98.61	127.25	125.76	146.15
Common Shares
S&P/TSX	100.00	92.22	109.51	147.19	106.77	98.57
Composite Index
S&P/TSX Canadian	100.00	98.62	95.12	135.86	137.13	134.21
Financial Services Index

DIRECTORS’ AND OFFICERS’ INSURANCE

The Bank has purchased, at its expense, an integrated insurance policy, which expires October 31, 2003 and includes Directors’ and Officers’ Liability Insurance under two sections. The first section relates to individual protection provided for directors and officers against liability incurred by them in their capacities as directors and officers of the Bank and its subsidiaries. This section has a limit of $300 million for each claim and an aggregate limit of $300 million. There is no deductible.

     When the law permits or requires the Bank to provide an indemnity to a director or officer, the second section applies, and provides payment on behalf of the Bank under the indemnity. This section has a limit of $300 million for each claim and a shared aggregate limit of $300 million subject to a deductible of $50 million.

     Premiums paid by the Bank for the integrated risk policy include approximately $3 million per annum relating to the Directors’ and Officers’ Liability Insurance.

ADDITIONAL INFORMATION

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the latest Annual Information Form of the Bank together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)	the comparative financial statements of the Bank for the financial year ended October 31, 2002 together with the accompanying report of the auditors thereon and any interim financial statements of the Bank for periods subsequent to October 31, 2002; and,

(c)	this Proxy Circular,
please send your request to:
Bank of Montreal
Corporate Secretary’s Department
21st Floor, 1 First Canadian Place
Toronto, Ontario M5X 1A1
Fax: (416) 867-6793
Telephone: (416) 867-6785
E-mail: corp.secretary@bmo.com

DIRECTORS’ APPROVAL

     The Board of Directors of the Bank has approved the contents and the sending of this Proxy Circular to the shareholders.

/s/ Velma J. Jones
Velma J. Jones
 Vice-President and Secretary
January 6, 2003

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SCHEDULE 1 — GOVERNANCE PROCEDURES

Extensive regulatory changes are in progress, many arising from the United States Sarbanes-Oxley Act and anticipated further changes arising from discussions between the Toronto Stock Exchange (TSX) and the Ontario Securities Commission, as well as the New York Stock Exchange. The Bank continues to follow the changes and as clarification on each is available, appropriate action will be contemplated.

Below the Bank’s governance procedures are compared with the TSX corporate governance disclosure guidelines, including the proposed amendments published in April 2002 arising from the final report of the Joint Committee on Corporate Governance as mandated by the TSX, the TSX Venture Exchange and the Canadian Institute of Chartered Accountants.

Toronto Stock Exchange Guideline			Bank Alignment	The Bank’s Governance Procedures

1.	The board should explicitly assume responsibility for stewardship of the Bank and specifically for:		yes	The Board, either directly or through Board committees, is responsible for management or supervision of management of the business and affairs of the Bank with the objective of enhancing shareholder value. The Board has adopted a formal mandate setting out its responsibilities.

	(i)	adoption of a strategic planning process and approval of a strategic plan which takes into account the opportunities and risks of the business	yes	The Board approves strategy plans of the Bank. These plans include details of the opportunities and risks of the business. An annual strategy session enables directors to gain a fuller appreciation of planning priorities and provides the opportunity for directors to give constructive feedback to management. Throughout the year, directors also receive strategic updates at regular Board meetings.

	(ii)	identification of the principal risks of the bank’s business and ensuring implementation of appropriate systems to manage those risks	yes	The Board, through its Risk Review Committee, considers risk issues in the broad context of the Bank’s enterprise-wide strategic management framework. It approves corporate policies addressing the management of the risk and return from credit, market, liquidity and operational risk and such other risk management controls as are considered by the Committee to be appropriate for prudent business practice. The Committee also reviews the core methods and procedures established by management for control of key risks.

	(iii)	succession planning, including appointing, training and monitoring senior management	yes	The Board’s Human Resources and Management Compensation Committee reviews succession planning for senior management, including development and monitoring of senior management. The Board appoints senior management and annually receives a report on succession planning.

	(iv)	communications policy	yes	The Board, through its Risk Review and Audit Committees, has approved a Disclosure Policy covering the timely dissemination of all material information. The policy, which is reviewed annually, establishes consistent guidance for determining what information is material, how it is to be disclosed and, to avoid selective disclosure, making all material disclosures on a widely disseminated basis. The Bank seeks to communicate with its shareholders and other stakeholders through a variety of channels, including its annual report, quarterly reports, annual information form, news releases, web site, briefing sessions and group meetings.

	(v)	integrity of internal control and management information systems	yes	The Audit Committee of the Board requires management to implement and maintain appropriate systems of internal control. The Committee meets regularly with the Chief Auditor, Chief Compliance Officer, Shareholders’ Auditors, regulators and management to assess the adequacy and effectiveness of these systems.

2.	A majority of directors should be “unrelated”.		yes	All directors standing for election on February 25, 2003, with the exception of the Chairman and Chief Executive Officer, Mr. Comper, are “unrelated”.

3.	The board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.		yes	Based on information provided by directors as to their individual circumstances, the Board has determined that only one of the 15 persons proposed for election to the Board for 2003 is “related” and that is the Chairman and Chief Executive Officer. The Board has determined that for these purposes “unrelated” shall mean “unaffiliated” as established in the Bank Act (Canada).

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Toronto Stock Exchange Guideline		Bank Alignment	The Bank’s Governance Procedures

4.	The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are “unrelated” directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	yes	The Governance Committee, composed exclusively of outside directors, all of whom are “unrelated” to the Bank, is responsible for identifying and recommending to the Board suitable director candidates. In undertaking this responsibility the Committee adheres to the Selection, Approval, Renewal and Succession of Directors process reviewed by the Board, which includes assessing the skill sets of the existing Board and identifying any additional skill sets deemed to be beneficial.

5.	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	yes	The Governance Committee annually conducts a peer evaluation process to provide feedback to individual directors on their effectiveness. The survey, the results of which are compiled by an outside consultant to ensure confidentiality, rates each director against the standards of performance established in the Board’s Charter of Expectations for Directors, the text of which can be found following these governance procedures on page 30.

The Committee also conducts an annual evaluation of the effectiveness of the Board and its committees. The Board survey covers the operation of the Board and committees, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, effectiveness of the Chairman in managing Board meetings, effectiveness of the Lead Director, strategic direction and process. A separate Committee survey is conducted for each of the Board committees.

6.	The board should provide an orientation and education program for new directors.	yes	New directors are provided with a Directors’ Handbook containing details of the Bank’s organizational structure, the structure of the Board and its committees, the Board’s Approval/Oversight Guidelines, compliance requirements for directors, corporate policies, by-laws and a glossary of commonly used acronyms, as well as agendas and minutes for Board meetings for the preceding 12 months. One-on-one meetings are arranged with each of the Heads of the Bank’s principal business groups for the new director to learn about the various functions and activities of the Bank. On an ongoing basis, presentations are made to the Board on various aspects of the Bank’s operations. Prior to agreeing to join the Board, new directors, in meetings with the Chairman and Chief Executive Officer and the Lead Director, are given a clear indication of the workload and time commitment required to serve on the Bank’s Board.

7.	The board should examine its size and undertake, where appropriate, a program to establish the size of the board which facilitates effective decision-making.	yes	At the Annual Meeting on February 25, 2003, 15 directors will stand for election for a one-year period. The matter of Board size is considered formally on an annual basis by the Board, and on an ongoing basis by the Governance Committee. The size of the Board has been reduced substantially over past levels as a conscious decision to improve Board effectiveness. The Board is of the view that the current membership has the necessary breadth and diversity of experience and its current size is appropriate to provide for effective decision-making and staffing of Board committees.

8.	The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	yes	The Governance Committee of the Board annually reviews the compensation paid to directors to ensure that it is competitive, aligns the interests of directors with those of shareholders and is consistent with the risks and responsibilities involved in being an effective director. The Board has share ownership guidelines for directors, as well as a performance-based Non-Officer Director Stock Option Plan.

9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated although some board committees may include one or more inside directors.	yes	All Board committees are composed solely of outside directors who are “unrelated”, except for the Executive Committee, of which the Chairman and Chief Executive Officer is a member.

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SCHEDULE 1 — GOVERNANCE PROCEDURES

Toronto Stock Exchange Guideline		Bank Alignment	The Bank's Governance Procedures

10.	The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues. This committee would, among other things, be responsible for the bank’s response to these governance guidelines.	yes	The Governance Committee monitors best practices for governance world-wide and annually reviews the Bank’s governance practices to ensure the Bank continues to exemplify high standards of corporate governance. The Committee is responsible for the Bank’s response to these governance guidelines.

11.	The board of directors, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, including the definition of the limits to management’s responsibilities. The board should approve or develop corporate objectives which the chief executive officer is responsible for meeting and assess the chief executive officer against these objectives.	yes	Position descriptions have been developed for the Board and the Chief Executive Officer. The Board’s Approval/Oversight Guidelines define precisely the roles and responsibilities of the Board and management and explicitly delineate the lines of accountability that exist within the Bank. The guidelines set out those matters requiring Board approval and those of which the Board must be advised following action by management. The Human Resources and Management Compensation Committee reviews and approves corporate objectives which the Chief Executive Officer is responsible for meeting. The Committee also conducts the annual assessment of the Chief Executive Officer’s performance against these objectives. The results of the assessment are reported to the Board.

12.	The board should implement structures and procedures which ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the “lead director”. The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board’s relationship to management to a committee of the board.	yes	The Board has formally adopted the structure of Lead Director and has given that responsibility to the Chair of the Governance Committee. The Lead Director’s responsibilities include acting as liaison between the Board and the Chief Executive Officer and establishing, in consultation with the Chairman and Chief Executive Officer and the Governance Committee, procedures to govern the Board’s work.

The Lead Director chairs a session at every Board meeting at which only non-management directors are present. During their meetings, Board committees also hold sessions with only non-management directors present.

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Toronto Stock Exchange Guideline		Bank Alignment	The Bank's Governance Procedures

13.	The audit committee should be composed of only unrelated directors. All of the members of the committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for “financial literacy” and “accounting or related financial expertise”. The board should adopt a charter for the audit committee which sets out the roles and responsibilities of the committee. The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	yes	The Audit Committee is composed of unrelated directors. The Committee has established definitions for “financial literacy” and “accounting or related financial expertise” and has determined that all members of the Committee are financially literate and three of those members have accounting or related financial expertise. The roles and responsibilities of the Audit Committee are set out in the Committee’s mandate and an overview of those roles and responsibilities is included in the Report of the Audit Committee on page 12 of his Proxy Circular.

The Audit Committee meets separately (without management present) with the Chief Auditor and Shareholders’ Auditors and discusses with them the various aspects of the Committee’s mandate.

As outlined in its mandate, the Audit Committee requires management to implement and maintain appropriate internal control. The Committee approves the internal control policy and the Corporate Audit mandate. The Committee also reviews the quarterly report on internal control of the Chief Auditor together with management’s response to any identified weaknesses.

The Audit Committee mandate, which sets out explicitly the roles and responsibilities of the Committee, is reviewed by the Board at least annually.

14.	The board should implement a system to enable an individual director to engage an outside advisor at the bank’s expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	yes	Individual directors may, with the concurrence of the Chair of the Governance Committee or the Chairman and Chief Executive Officer, engage outside advisors at the expense of the Bank.

New York Stock Exchange Listing Standards

With respect to the Bank’s governance procedures as compared with the New York Stock Exchange existing and proposed listing standards, the Bank is generally in compliance with these standards and, in particular, is in compliance with the requirement that the majority of directors be “independent.” It has been determined that for these purposes “independent” shall mean “unaffiliated” as established in the Bank Act (Canada). Annually each director is required to complete a Director’s Certificate Respecting Affiliated Persons, certifying whether or not for purposes of the Affiliated Persons (Bank) Regulations they are “affiliated” or “unaffiliated.” Based on current certificates, all directors standing for election on February 25, 2003, with the exception of the Chairman and Chief Executive Officer, Mr. Comper, are independent.

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CHARTER OF EXPECTATIONS FOR DIRECTORS

     The Bank has adopted a Charter of Expectations for Directors which sets out the specific responsibilities to be discharged by the Bank’s directors and the individual roles expected of them.

     The Charter also stipulates the personal and professional characteristics of directors. This stipulation forms a recruitment model for use in screening and selecting Board nominees.

Board Responsibilities

The Board of Directors is explicitly responsible for the stewardship of the Bank. To discharge this obligation, the Board should assume responsibility in the following areas:

Strategic Planning Process

•	Provide input to management on emerging trends and issues.

•	Review and approve management’s strategic plans.

•	Review and approve the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures.

Monitoring Tactical Progress

•	Monitor corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

Risk Assessment

•	Identify the principal risks of the Bank’s businesses and ensure that appropriate systems are in place to manage these risks.

Senior Level Staffing

•	Select, monitor, evaluate and, if necessary, replace the Chief Executive Officer and other senior executives, and ensure management succession.

Integrity

•	Ensure the integrity of the Bank’s internal control and management information systems.

•	Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Bank’s own governing documents.

Material Transactions

•	Review and approve material transactions not in the ordinary course of business.

Monitoring Board Effectiveness

•	Assess its own effectiveness in fulfilling the above and other Board responsibilities, including monitoring the effectiveness of individual directors.

Other

•	Perform such other functions as prescribed by law or assigned to the Board in the Bank’s governing documents.

Director Attributes

To execute these Board responsibilities, directors must possess certain characteristics and traits:

Integrity and Accountability

•	Directors must demonstrate high ethical standards and integrity in their personal and professional dealings, and be willing to act on — and remain accountable for — their boardroom decisions.

Informed Judgement

•	The ability to provide wise, thoughtful counsel on a broad range of issues ranks high among the qualities required in directors. They must develop a depth of knowledge of banking, in order to understand and question the assumptions upon which the strategic and business plans are based, and to form an independent judgement as to the probability that such plans can be achieved.

Financial Literacy

•	One of the most important roles of the Board is to monitor financial performance. To do this, directors must have a high level of financial literacy. They should know how to read financial statements, and they should understand the use of financial ratios and other indices for evaluating company performance.

Mature Confidence

•	Teamwork Directors who value Board and team performance over individual performance, and who possess respect for others, facilitate superior Board performance.

•	Communication

Openness to others’ opinions and the willingness to listen should rank as highly as the ability to communicate persuasively. Directors must approach others assertively, responsibly and supportively, and be willing to raise tough questions in a manner that encourages open discussion.

Track Record and Experience

•	In today’s highly competitive world, only companies capable of performing at the highest levels are likely to prosper. Directors must bring a history of achievement that reflects high standards for themselves and others.

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SCHEDULE 2 — SHAREHOLDER PROPOSALS

The following eight shareholder proposals have been submitted for consideration at the Annual Meeting of Shareholders. The Bank is legally required to include these proposals in this Proxy Circular. For the reasons discussed below, the Board of Directors and management of the Bank recommend that shareholders vote AGAINST each of the proposals.

The following proposal has been submitted by three shareholders: Deborah Abbey, c/o Suite 801, 1166 Alberni Street, Vancouver, B.C. V6E 3Z3; Ethical Funds Inc., 1441 Creekside Drive, 8th Floor, Vancouver, B.C. V6J 4S7; and, Meritas Financial Inc. o/a Meritas Mutual Funds, 410 Hespeler Road, Unit 5, Cambridge, Ontario N1R 6J6. The proposal and supporting comments are set out verbatim, in italics, below.

Proposal No.1: Social, Ethical, and Environmental Risk Disclosure

Be It Resolved That the Board of Directors issue a report (at reasonable cost and omitting proprietary information) to shareholders by October 1, 2003 to include: a discussion of the social, environmental, and ethical risks and opportunities that may significantly affect the company’s short and long term value and how they might impact on the business; a description of the company’s policies and procedures for managing risks to short term and long term value arising from social, environmental, and ethical risks; and information about the extent to which the company has complied with its policies and procedures for managing risks arising from social, environmental, and ethical matters.

Supporting Statement:

Banks generate value by managing financial risk. But recent experience shows that banks do not always have the existing policies, staff expertise, training or incentive systems to correctly price risks of a social, environmental or ethical nature. The Goldman Sachs-led PetroChina IPO, for instance, raised only US$2.7 billion of the expected US$10 billion in 2000 following poor institutional uptake — motivated in part by human rights considerations. By signing the United Nations Environmental Program’s 1992 Statement by Financial Institutions on the Environment and Sustainable Development, BMO has acknowledged that sustainable development is a fundamental aspect of sound business management and that identifying and quantifying environmental risks should be part of the normal process of risks assessment and management. By signing this voluntary instrument BMO also promised to integrate environmental considerations into its operations, asset management, and other business decisions, and to ‘periodically report on the steps...taken to promote integration of environmental considerations into...[its]...operations.’ The government currently requires that BMO issue an annual Public Accountability Statement, but this report covers only consumer and community impacts. Greater disclosure is required for shareholders to accurately assess Management’s capacity to avoid risks and generate value through adequately addressing social, environmental, and ethical matters.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL
FOR THE FOLLOWING REASONS:

In order to ensure the Bank’s ability to maximize the return to its shareholders, the Bank has developed an enterprise-wide ability to measure and manage a broad range of risks, beyond merely financial risk. Further details concerning the Bank’s enterprise-wide risk management processes are included as part of Management’s Discussion and Analysis of Operations and Financial Condition in its Annual Report 2002 to shareholders.

     The Bank maintains a stringent code of ethics and standards of responsibility towards its customers, employees, shareholders and the public in general, and is committed to adhering to its policies involving social responsibility.

     The Bank is also committed to the principle of sustainable development and, in particular, to the belief that the quality of our lives improves when economic growth is integrated with respect for the environment. Through its policies, the Bank has made the assessment of ethical and environmental issues an integral part of its normal lending process. The Bank supports business relationships with suppliers who share the Bank’s commitment to ethical business practices and the protection of the environment.

     However, the Board believes that preparing separate reports to be sent to shareholders, centred narrowly on specific aspects of the Bank’s operations and risk management policies as described in this proposal, is not an efficient or effective practice for an organization of the size and complexity of the Bank. The Bank instead continues to consider other methods to further build on its communication with shareholders. To this end, the Bank will include in its annual Public Accountability Statement a summary of its social, ethical and environmental policies. The Public Accountability Statement will be made available to the public, including customers, employees and shareholders.

The Board Recommends that Shareholders Vote Against Proposal No.1.

BANK OF MONTREAL PROXY CIRCULAR 31

SCHEDULE 2 — SHAREHOLDER PROPOSALS

Mr. J. Robert (Bob) Verdun, 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2 has submitted four proposals. These proposals and Mr. Verdun’s supporting comments are set out verbatim, in italics, below.

Proposal No. 2: Separate the positions of Chairman and CEO

To comply with modern standards of corporate governance, it shall be the policy of this Bank to elect a person to chair the Board of Directors who is not the current CEO or a previous CEO of the Bank. This practice shall become formal policy of the Bank, and no significant change to this policy shall be allowed without the approval of the Shareholders.

Shareholder’s Explanation:

     The purpose of the Board of Directors is to represent the interests of the Shareholders, particularly with respect to monitoring the performance of the Chief Executive Officer. This function cannot be properly carried out by a Board that is chaired either by the current CEO or by a former CEO. The Royal Bank of Canada, the largest in this country, has already acknowledged the wisdom of separating the roles of Chairman and CEO, so it is now appropriate to have this Bank’s Shareholders adopt and entrench this policy.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL
FOR THE FOLLOWING REASONS:

The Board of Directors believes there is no single right approach to the issue of whether the Chairman and Chief Executive Officer roles should be separated.

     The Board has chosen to implement measures, including the use of a Lead Director (as provided for in the Toronto Stock Exchange corporate governance disclosure guidelines) and an independent committee of the Board, to monitor the performance of the Chairman and Chief Executive Officer. The Chair of the Governance Committee is an outside director and acts as Lead Director. The Governance Committee is responsible for conducting the annual assessment of the performance of the Chairman and Chief Executive Officer in his role as Chairman, while the Human Resources and Management Compensation Committee annually assesses his performance as Chief Executive Officer. Both Committees are composed entirely of outside directors. To provide further independence, the Lead Director chairs meetings of the Board without management present after every Board meeting.

     Currently the Board has determined that it is in the best interests of the Bank and its shareholders that the Chairman and Chief Executive Officer roles be combined. The Board should continue to have the flexibility to determine a different approach as the circumstances dictate.

The Board Recommends that Shareholders Vote Against Proposal No. 2.

Proposal No. 3: Stock options shall be phased out

     It shall henceforth be the policy of the Bank to cease issuing stock options, and where possible the Bank shall cancel or phase out existing stock options.

Shareholder’s Explanation:

     Recent events have exposed the serious negative aspects of stock options. Accounting for the costs of stock options in the financial statements does not solve all of the problems, and raises concerns about how options are evaluated. If the purpose of incentive programs is to “align the interests” of senior executives and other insiders with those of the Shareholders, the result should be long-term ownership of the Bank’s shares by the insiders. The Board of Directors has an obligation to establish incentive programs that are fair, reasonable, and transparent, and that ensure that the desired “alignment of interests” extends beyond the date on which any benefiting insider retires.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL
FOR THE FOLLOWING REASONS:

The Board believes a significant portion of the total compensation for senior executives must be aligned with increasing shareholder value through the appropriate mix of stock options, and short-term and mid-term incentives. To ensure this result, under the terms of the Bank’s Stock Option Plan, stock option vesting is based on a combination of time-based vesting and performance-based vesting which is linked to Common Share price increases.

     All executives have a portion of their options subject to a share price increase hurdle of 50% over the exercise price. Senior executives have 33% of their annual option grant subject to time-based vesting, 33% subject to a 50% share price increase hurdle and the remaining 34% subject to a 100% share price increase hurdle. The performance-based options are directly linked to increased shareholder value and have no value to the executive unless these thresholds are met. To the best of our knowledge, the Bank is the only bank in Canada, and one of only a very few publicly owned companies trading on Canadian stock exchanges, to require significant gain in shareholder value (ranging from 50% to 100%) before some of the executives’ share options vest.

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     The Bank has also implemented guidelines which stipulate substantial minimum stock holding requirements for executives which are proportional to the executive’s compensation and position in order to further align their interests with increasing shareholder value. For example, the minimum required holding for the Chief Executive Officer is seven times salary. Executives are expected to meet these minimum ownership requirements within three years of their appointment. Currently, all of the Named Executive Officers set out in the Bank’s Proxy Circular meet their stock holding requirements.

     Also the Non-Officer Director Stock Option Plan, approved by the shareholders on February 26, 2002, was established to better align the interests of directors with those of the shareholders. Options granted under this plan are 50% standard options and 50% price-conditioned (except in the case of a director who has attained 62 years of age at the time of the grant, in which case 100% of the grant is standard options). Similar to the guidelines for minimum stock holding requirements for executives, the Board has a policy requiring each director to hold six times his/her annual retainer in either Common Shares or Deferred Share Units.

     The Board of Directors is of the opinion that the Bank’s current stock option plans, with their performance hurdles, achieve alignment of both senior executive and director compensation with increasing shareholder value. The Bank must have the flexibility to provide competitive compensation packages for its employees and not be bound by arbitrary and inflexible rules that are inconsistent with market practices.

The Board Recommends that Shareholders Vote Against Proposal No. 3.

Proposal No. 4: Executive compensation policies shall include penalties as well as incentives

The Board of Directors shall formulate and adopt policies for the compensation of senior executives that provide a balance of incentives and penalties. To the extent that senior executives are rewarded for good performance, their overall compensation shall also be subject to proportionate reductions when the Bank suffers poor performance under their leadership.

Shareholder’s Explanation:

Shareholders have become increasingly concerned about the high levels of salary, bonus, stock incentives, and other compensation paid to senior executives. The stated justification for such high compensation is to reward the executives for good performance of the Bank. However, to be fair to the Shareholders, all forms of executive compensation should be subject to substantial reductions when the executives’ actions result in poor performance of the Bank.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL
FOR THE FOLLOWING REASONS:

The Board of Directors is of the opinion that the Bank’s current compensation practices for senior executives already effectively address the concerns identified by this Proposal.

     The Bank’s compensation policy is determined and monitored by the Human Resources and Management Compensation Committee of the Board and its objective is to provide competitive remuneration for management and to motivate management to increase shareholder value. The Committee is composed entirely of outside directors. The compensation policy:

•	ensures that incentive-based compensation comprises a significant component of senior executives’ total compensation;

•	links annual incentive awards to both absolute results of the Bank and its businesses and, for senior executives, to results of the Bank in relation to other comparable financial institutions; and

•	provides mid-term and long-term incentives to align executive compensation with the results realized by shareholders.

     A significant component of senior executives’ total compensation is already variable in nature, and therefore at risk, and may only be earned by meeting challenging individual and Bank performance goals. For example, the terms of the Bank’s Short-Term Incentive Plan, Mid-Term Incentive Plan and Stock Option Plan already provide for significant variable, at risk, compensation. Further details on these plans can be found in the Report of the Human Resources and Management Compensation Committee on Executive Compensation contained in the Proxy Circular.

The Board Recommends that Shareholders Vote Against Proposal No. 4.

BANK OF MONTREAL PROXY CIRCULAR 33

SCHEDULE 2 — SHAREHOLDER PROPOSALS

Proposal No. 5: Set a reasonable threshold for nomination of Directors

It shall be the policy of the Bank to accept the nomination of a Shareholder to the Board of Directors upon receipt of a formal proposal signed by a minimum of 100 beneficial or registered Shareholders, each of whom owns a minimum of 100 shares, but they must represent total shareholdings of at least 100,000 voting shares of the Bank (which means an average holding of 1,000 shares per Shareholder, with the minimum number of signatories).

Shareholder’s Explanation:

     Under the Bank Act, the Bank is not compelled to accept the nomination of a Shareholder to the Board of Directors unless the Shareholder submits a proposal signed by the owners of a minimum of 5% of the voting shares of the Bank. This is insurmountable for ordinary Shareholders of modest means, but it is within the Bank’s powers to adopt a policy that sets a lower threshold for nomination. The standard that is proposed here is high enough to demonstrate commitment and to avoid abuse, as it requires the support of owners of approximately $4,000,000 worth of Bank shares and also requires the support of a significant number of individuals with more than a token investment. The final decision as to whether any individual is elected to the Board of Directors will, of course, continue to rest with the Shareholders in total, voting in person or by proxy at the annual meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL
FOR THE FOLLOWING REASONS:

The Board believes that it is in the best interest of all shareholders that the Bank have a well-balanced Board possessed of the requisite mix of skills and talents. Acceptance of the proposal would encourage persons whose principal interest is not the Bank and its shareholders, but rather the promotion of narrow social or economic causes, to seek nomination as a director. The purpose of the provision of the Bank Act requiring the holders of a minimum of 5% of the shares entitled to vote to endorse any nomination is to ensure that persons so nominated represent the interests of all shareholders.

     The Governance Committee of the Board, composed entirely of outside directors, is charged with the responsibility for recommending director nominees to the Board. A Charter of Expectations for Directors set forth in Schedule 1 of the Proxy Circular has been adopted by the Board which, at the individual level, stipulates the personal and professional characteristics and expectations for its directors. In addition, the Committee determines the optimal Board size and the mix of skills and talents required for the overall effectiveness of the Board and its committees. Based on these procedures, the Bank nominates directors with the appropriate balance of skills and talents.

     The Bank believes the present process results in an independent, experienced and dedicated Board of Directors, with an appropriate mix of skills, representing the interests of all shareholders on an equal basis.

The Board Recommends that Shareholders Vote Against Proposal No. 5.

The Association for the Protection of Quebec Savers and Investors Inc. (APEIQ), 425 Maisonneuve Blvd. West, Suite 1002, Montreal, Quebec H3A 3G5 has submitted three proposals. These proposals and the APEIQ’s supporting comments (translated from French into English) are set out verbatim, in italics, below.

Proposal No.6: Abolish stock option plans

It is proposed that the Corporation abolish stock option plans for purposes of executive officer and director compensation.

The compensation strategies of North American corporations have evolved since the middle of the 90s toward an increased use of stock options in the compensation of executive officers and directors. This practice has generally resulted in levels of compensation that are excessive, unfounded and indefensible given the performance of most corporations and the stock returns offered to shareholders. These abusive actions have greatly contributed to the dramatic loss of faith of investors and the public in the quality of the governance of public corporations and in the integrity of financial markets. Executive officers’ compensation has become completely disconnected with the achievement of long term goals set for management and has been transformed into an incentive to manage corporations according to the immediate market price of their stock. The massive use of stock options in compensation plans is the principal cause of these distortions and many believe that it may be the root of a great number of cases of fraud in which officers, acting in complicity with their auditors, transgressed ethical and legal considerations and tampered with information pertaining to their corporation’s actual financial position. An increasing number of observers and experts acknowledge that stock options have failed to reach the objective of aligning officers’ interests with those of shareholders. Stock options have in fact favoured the misappropriation of shareholders’ holdings by the executive officers of their corporations. On September 26, 2002, the Canadian Council of Chief Executives (CCCE, Governance, Values and Competitiveness, A Commitment to Leadership, September 2002, page 13) also acknowledged this failure and stated that it understood investors’ frustration “when senior executives are rewarded handsomely for past performance that proves to be short-lived”. It is imperative that this form of compensation be eliminated and alternative means found, such as granting options which must be held for a minimum period, in order to tie management’s interests to shareholders’ interests. It is therefore requested that the Bank of Montreal not renew its executive officers’ and directors’ stock option plans once past obligations have been honoured.

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THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL
FOR THE FOLLOWING REASONS:

This proposal is essentially the same as the shareholder proposal submitted by Mr. J. Robert Verdun. As such, shareholders are referred to the response to Mr. Verdun’s proposal (Proposal No. 3) for an explanation of why the Board of Directors recommends that shareholders vote against this proposal.

The Board Recommends that Shareholders Vote Against Proposal No. 6.

Proposal No. 7: Verbal committee reports

It is proposed that the Chairman of the Board as well as all the chairs of the committees of the Board of Directors present a verbal report and respond to questions from shareholders at the annual meeting of the Corporation.

Discussions about the business operations and internal affairs of the Corporation must be held at the annual meetings of its shareholders. One internal matter which should be at the heart of discussions at the annual meeting of shareholders is the quality of corporate governance. Because of poor corporate governance, investors have lost billions of dollars over recent years following bankruptcies and misappropriations which have had direct consequences not only on the shareholders of the corporations in question but also on the financial community as a whole. Corporate governance is not only an ideal, a theoretical concept or an ethical matter, it is also a question of performance for shareholders. A board of directors is a basic element of the governance system of a public corporation and plays a central part in decisions pertaining to this matter. It is at the centre of the chain of delegation which begins with the shareholders and moves up to the executive officers. Its main responsibilities are overseeing the corporation’s management on behalf of shareholders, who have given it this mandate, making certain decisions (regarding for example the recruitment and compensation of executive officers) and generally identifying conflicts of interest between executive officers and shareholders and settling them in the best interests of the latter. To fulfill its mandate and carry out its responsibilities, the board of directors delegates certain important matters to committees. By virtue of this delegation of responsibilities and of the board of directors’ oversight mandate, a corporation’s management must be accountable to its board of directors. By virtue of this same chain of delegation of responsibilities, the board of directors must be accountable to shareholders of the manner in which it carried out its duties on their behalf. This proposal is intended firstly to strengthen the relationship between the Board of Directors, its committees and the shareholders and secondly, to enable shareholders to judge the quality of the Corporation’s governance. Its adoption will provide shareholders with additional information on certain matters pertaining to the performance of the Board’s mandate and will lead to increased transparency for their benefit.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL
FOR THE FOLLOWING REASONS:

The Board is of the view that the Bank’s current practices provide detailed information to all shareholders on Board committees and governance practices. Each Committee of the Board already provides, in the Proxy Circular, a detailed report on the activities undertaken by the Committee in meeting its mandate. To the best of our knowledge, to date the Bank is the only Canadian bank providing shareholders with such detailed reports. Given that the reports are included in the Proxy Circular, they are available to all shareholders, not just those who are able to attend the annual meeting. The Board believes this is the most effective and fair way to ensure all shareholders have access to the report of each of the Board’s Committees.

     The Bank has in place a comprehensive governance program which is constantly reviewed, evaluated and, if appropriate, modified by the Board’s Governance Committee. The Bank’s Proxy Circular describes in further detail the Bank’s corporate governance environment and the role of the Governance Committee. Over the past few years the Bank has received many awards for its governance program including: the Canadian Institute of Chartered Accountants and the National Post Award of Excellence for Leadership in Corporate Governance for three consecutive years; the 2001 National Award in Governance (Private Sector) sponsored by the Conference Board of Canada and Spencer Stuart; and the Institutional Shareholder Services Award for Excellence in Corporate Governance.

     The Board believes the foregoing procedures ensure the appropriate mix of disclosure of information to all shareholders while still providing opportunities for those attending the annual meeting to raise questions.

The Board Recommends that Shareholders Vote Against Proposal No. 7.

BANK OF MONTREAL PROXY CIRCULAR 35

SCHEDULE 2 — SHAREHOLDER PROPOSALS

Proposal No. 8: Certifications with respect to financial reports

It is proposed that the Chief Executive Officer and the Chief Financial Officer of the Corporation personally certify that the information set forth in the periodic reports containing financial statements fairly presents, in all respects, the facts, the financial position and the operations of the Corporation.

This obligation has become law in the United States since President Bush signed the Sarbanes-Oxley Act on July 30, 2002, enacted in reaction to numerous corporate scandals and “confessions” pertaining to the manipulation of accounting information. Bank of Montreal, whose shares are traded in the United States, must submit to this obligation toward the Securities and Exchange Commission. This obligation largely exceeds the scope of the statement made in the “Management’s responsibility for financial information” section, firstly because it defines fair presentation in a general context and not only in the context of Generally Accepted Accounting Principles. Secondly, it requires the certification not only of financial statements but also of other financial information (notes, comments and management’s discussion and analysis) relevant to the understanding of the statements. It is imperative that Canadian corporations adopt this practice and assert to their Canadian shareholders their concern for transparency and integrity before they are bound by law to do so. The Canadian Council of Chief Executives (CCCE, Governance, Values and Competitiveness, A Commitment to Leadership, September 2002, page 13) favours such certification.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL
FOR THE FOLLOWING REASONS:

The Chief Executive Officer and Chief Financial Officer currently certify the information set forth in the consolidated financial statements and related disclosure materials, as required by the United States Sarbanes-Oxley Act. Canadian regulators are currently reviewing how best to address issues raised by the Sarbanes-Oxley Act in the Canadian regulatory environment. The Bank supports the efforts of Canadian regulators in ensuring the fair presentation of financial information and maintaining confidence in our securities markets. The Bank will implement procedures, as needed, to meet any decisions made by Canadian regulators in that regard.

The Board Recommends that Shareholders Vote Against Proposal No. 8.

36 BANK OF MONTREAL PROXY CIRCULAR